10,400,000 American Depositary Shares Representing 104,000,000 Ordinary Shares
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This prospectus relates to the resale, by Lincoln Park Capital Fund, LLC (“Lincoln Park” or the “Selling Shareholder”) of up to an aggregate of 10,400,000 American Depository Shares (“ADSs”) representing 104,000,000 of our ordinary shares, par value NIS 0.01 per share (“Ordinary Shares”).  Each ADS represents 10 Ordinary Shares.  The ADSs that may be offered for sale by Lincoln Park pursuant to this prospectus are issuable pursuant to a purchase agreement that we entered into with Lincoln Park dated May 28, 2014 (the “Purchase Agreement”). See “The Lincoln Park Transaction” for a description of the Purchase Agreement and see “Selling Shareholder” for additional information regarding Lincoln Park.  Such registration does not mean that Lincoln Park will actually offer or sell the full number of the ADSs.

Lincoln Park may offer the ADSs pursuant to this prospectus for resale in a number of different ways through public or private transactions and at varying prices. The prices at which Lincoln Park may sell the ADSs will be determined by the prevailing market price for the ADSs or through privately negotiated transactions. See “Plan of Distribution” for more information about how Lincoln Park may sell the ADSs pursuant to this prospectus.  Lincoln Park is an “underwriter” within the meaning of the Securities Act of 1933, as amended, or the Securities Act in connection with the resale of the ADSs pursuant to this prospectus.

We will not receive any proceeds from the sales of the ADSs by Lincoln Park.

Our ADSs are quoted on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “BLRX.” On May 28, 2014, the closing price of our ADSs on the Nasdaq was US$2.08 per ADS.

Our Ordinary Shares currently trade on the Tel Aviv Stock Exchange (the “TASE”) under the symbol “BLRX.”  On May 28, 2014, the last reported sale price of our Ordinary Shares was NIS 0.71, or $0.20 per share (based on the exchange rate reported by the Bank of Israel on such date).

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Investing in our ADSs or Ordinary Shares involves a high degree of risk.
See “Risk Factors” below and in our Annual Report on Form 20-F for the year ended December 31, 2013, incorporated by reference herein.

Neither the U.S. Securities and Exchange Commission, the Israel Securities Authority nor any state or other foreign securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.
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The date of this prospectus is June 12, 2014

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on our behalf.  We have not, and Lincoln Park has not, authorized anyone to provide you with information different from that contained in this prospectus.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are not offering to sell or solicit any security other than the ADSs offered by this prospectus.  In addition, we are not offering to sell, or solicit, nor is Lincoln Park seeking an offer to buy, any securities to or from any person in any jurisdiction where it is unlawful to make this offer to or solicit an offer from a person in that jurisdiction.  The information contained in this prospectus is accurate as of the date on the front of this prospectus only, regardless of the time of delivery of this prospectus or of any sale of our securities.  Our business, financial condition, results of operations and prospects may have changed since that date.

We have obtained the statistical data, market data and other industry data and forecasts used throughout this prospectus from publicly available information and from reports we commissioned.  We have not sought the consent of the sources to refer to the publicly available reports in this prospectus.
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Unless the context otherwise requires, all references to “BioLineRx,” “we,” “us,” “our,” the “Company” and similar designations refer to BioLineRx Ltd. and its wholly-owned subsidiaries: BioLine Innovations Jerusalem Ltd., or BIJ Ltd.; BioLine Innovations Jerusalem Limited Partnership, or BIJ L.P.; and BioLineRx USA, Inc., or BioLineRx USA.

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SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and the documents incorporated by reference herein that we consider important. This summary does not contain all of the information you should consider before investing in our ADSs or our Ordinary Shares. You should read this summary together with the entire prospectus, including the risks related to our most advanced therapeutic candidates, BL-1040, BL-8040, BL-7010, BL- 5010P, BL-7040, and BL-8020, our business, our industry, investing in our Ordinary Shares and our location in Israel, that we describe under “Risk Factors” below and in our Annual Report on Form 20-F for the year ended December 31, 2013, and our consolidated financial statements and the related notes, such Report, financial statements and notes being incorporated by reference herein, before making an investment in our ADSs or our Ordinary Shares.

Our Business

We are a clinical stage biopharmaceutical development company dedicated to identifying, in-licensing and developing therapeutic candidates that have advantages over currently available therapies or that address unmet medical needs. Our current development pipeline consists of six clinical-stage therapeutic candidates: BL-1040, a novel polymer solution for use in the prevention of ventricular remodeling following an acute myocardial infarction, or AMI; BL-8040, a novel peptide for the treatment of acute myeloid leukemia (AML) and other hematological indications; BL-7010, a novel co-polymer for the treatment of celiac disease; BL-5010P, a customized, proprietary, pen-like applicator containing a novel formulation of two acids, which is being developed in Europe as a medical device for the non-surgical removal of benign skin lesions; BL-7040, an oligonucleotide for the treatment of inflammatory bowel disease, or IBD; and BL-8020, an orally available treatment for the hepatitis C virus, or HCV, and other viral indications, with a unique mechanism of action involving the inhibition of virus-induced autophagy in host cells. In addition, we have three therapeutic candidates in the preclinical stages of development. We generate our pipeline by systematically identifying, rigorously validating and in-licensing therapeutic candidates that we believe exhibit a relatively high probability of therapeutic and commercial success. None of our therapeutic candidates have been approved for marketing and, to date, there have been no commercial sales of any of our therapeutic candidates. Our strategy includes commercializing our therapeutic candidates through out-licensing arrangements with biotechnology and pharmaceutical companies. We also evaluate, on a case by case basis, co-development and similar arrangements and the commercialization of our therapeutic candidates independently.

Our Product Pipeline

The table below summarizes our current pipeline of therapeutic candidates, as well as the target indication and status of each candidate.

BL-1040

Our first therapeutic candidate, BL-1040, is a novel resorbable polymer solution for use in the reduction or prevention of ventricular remodeling in patients who suffered an AMI. Preventing ventricular remodeling following an AMI may prevent transition to congestive heart failure and/or improve patient survival over the long term. Following an AMI, BL-1040 is administered via intracoronary injection. Upon contact with damaged cardiac tissue, the liquid BL-1040 transitions into a gel within the infarcted cardiac tissue and is believed to form a “scaffold” that supports, retains the shape of and/or enhances the mechanical strength of the heart muscle during the recovery and repair phases following an AMI. The data from our preclinical trials indicate that, by supporting the damaged heart tissue, BL-1040 preserves the normal functioning of the heart and the data from our clinical trials indicate that BL-1040 should be safe. After consultation by Bellerophon BCM LLC, or Bellerophon, with the FDA, BL-1040 is being developed as a class III medical device under the FDA’s pre-marketing approval, or PMA, regulatory pathway. In December 2011, Bellerophon commenced PRESERVATION 1, a CE Mark registration clinical trial of BL-1040 (now called “Bioabsorbable Cardiac Matrix,” or BCM). PRESERVATION 1 aims to evaluate the safety and effectiveness of BL-1040 (BCM) for prevention of ventricular remodeling when administered following AMI. The trial is a placebo-controlled, randomized, double-blind, multi-country and multi-center trial with an estimated enrollment of approximately 300 patients. The BCM device is being administered to subjects who had successful percutaneous coronary intervention with stent placement after ST-segment elevation myocardial infarction (STEMI). There are currently approximately 80 sites activated for this trial (out of a total of 90 planned sites), 14 of which are in the United States. As of April 30, 2014, approximately 200 patients have been enrolled in the trial, out of the total planned enrollment of approximately 300 patients.

In 2009, we entered into a License and Commercialization Agreement, or License Agreement, with Bellerophon (formerly known as “Ikaria Development Subsidiary One LLC”) with regard to BL-1040. In December 2013, Ikaria, Inc. announced a transaction for the sale of its commercial business to Madison Dearborn Partners. In connection with that transaction, Ikaria, Inc. also announced the spin-off of its research business, consisting of three development programs, including BL-1040, to its then existing former shareholders, and that the new development company would be pre-funded with approximately $80 million in cash to continue development of the three development programs. The new development company, of which Bellerophon is a wholly-owned subsidiary, was subsequently named Bellerophon Therapeutics, LLC.

Under our out-licensing arrangement with Bellerophon, Bellerophon is obligated to use commercially reasonable efforts to complete clinical development of, and to commercialize, BL-1040 or a product related thereto. To date, we have received $17.0 million from Bellerophon, and we are entitled to receive up to an additional $265.5 million from Bellerophon upon achievement of certain development, regulatory, and commercial milestones. In addition, we are entitled to receive from Bellerophon royalties from net sales of any product developed under the arrangement. We believe that Bellerophon has financial resources sufficient to meet its contractual obligations under its agreement with us.

We have recently been engaged in discussions with Bellerophon relating to its performance under the License Agreement. We believe that Bellerophon has breached the License Agreement in several ways, and we also disagree with Bellerophon about the timing of a $12.5 million milestone payment that Bellerophon would owe to us in the future based upon progress in the BL-1040 clinical development program. We have had a number of discussions with Bellerophon on these issues and these discussions are continuing. Although we hope we can resolve the outstanding issues with Bellerophon amicably, if we are unable to reach agreement with Bellerophon on these issues, we would consider all other remedies available to us.

We are obligated to pay 28% of all net consideration received under this arrangement to B.G. Negev Technologies and Applications Ltd., or B.G. Negev Technologies, the party from which we in-licensed BL-1040 in 2004. We have agreed to pay Ramot at Tel Aviv University Ltd., or Ramot, a portion of the payments we make to B.G. Negev Technologies in connection with the in-license arrangement to satisfy contractual obligations between B.G. Negev Technologies and Ramot with respect to certain intellectual property rights to the licensed technology. We have also agreed to indemnify Ramot and certain of its related parties in connection with our use of the technology we in-licensed from B.G. Negev Technologies.

BL-8040

Our second clinical-stage therapeutic candidate, BL-8040, is a novel short peptide that functions as a high-affinity antagonist for CXCR4, which we intend to develop for AML, and other hematological indications. CXCR4 is a chemokine receptor that is directly involved in tumor progression, angiogenesis (growth of new blood vessels in the tumor), metastasis (spread of tumor to other organs) and cell survival. CXCR4 is over-expressed in more than 70% of human cancers and its over-expression often correlates with poor prognosis. BL-8040 mobilizes cancer cells from the bone marrow and may therefore sensitize these cells to chemo- and bio-based anti-cancer therapy. In addition, BL-8040 has demonstrated a direct anti-cancer effect by inducing apoptosis (cell death). Multiple pre-clinical studies have shown the safety and efficacy of BL-8040. These studies have shown that BL-8040 is efficient, both alone and in combination with, for example, the anti-cancer drug Rituximab, in reducing bone marrow metastasis of lymphoma cells and stimulating lymphoma cell death. BL-8040 also mobilizes stem cells from the bone marrow to the peripheral blood, enabling their collection for subsequent autologous or allogeneic transplantation in cancer patients.

In June 2013, we announced enrollment of the first patient in a phase 2 trial for BL-8040. The study is being conducted at three sites in the U.S., including MD Anderson Cancer Center in Houston, Memorial Sloan-Kettering Cancer Center in New York and Northwestern University Hospital in Chicago, as well as at five well-known sites in Israel. The study is a multicenter, open-label study under an Investigational New Drug, or IND, approval from the FDA, designed to evaluate the safety and efficacy profile of repeated escalating doses of BL-8040 in adult subjects with relapsed/refractory AML. Early results of this trial show that BL-8040, as a stand-alone therapy and in combination with high-dose Cytarabine (Ara-C), is safe at all doses tested to date, and triggers substantial mobilization of cancer cells from the bone marrow to the peripheral blood, thereby increasing the vulnerability of the cells to chemotherapy treatment. In addition, signs of robust apoptosis of cancer cells were observed following administration of the higher doses tested to date. Final results for the AML study are expected in the beginning of 2015.

In August 2013, we announced that BL-8040 has been shown in pre-clinical trials to be effective for the treatment of thrombocytopenia, or reduced platelet production. In September 2013, the FDA granted an Orphan Drug Designation to BL-8040 as a therapeutic for the treatment of AML. In December 2013, we announced the presentation of data at the annual ASH Conference showing that BL-8040 directly inhibits AML cell growth and induces cell death, both in cell cultures and in mice engrafted with human AML cells. In addition, BL-8040 showed the ability to induce mobilization of AML cells from the bone marrow into the blood circulation, thereby enhancing the chemotherapeutic effect of ARA-C (one of the standard-of-care chemotherapies for AML). The data also showed that BL-8040’s effects were even more robust in cells harboring the FLT3 mutation, and a synergistic effect was observed when BL-8040 was combined with the FLT3 inhibitor AC220 (Quizartinib

In January 2014, we announced that we had filed the necessary regulatory submissions to commence a Phase 1 trial for BL-8040 as a novel treatment for the mobilization of stem cells from the bone marrow to the peripheral blood circulation. The regulatory submissions were filed with the Institutional Review Board of the Hadassah Medical Center in Jerusalem, Israel, and the study is expected to commence during the second quarter of 2014. The trial will be divided into two parts. Part 1 is a randomized, double-blind, placebo-controlled dose escalation study exploring the safety and tolerability of escalating repeated doses of BL-8040 in healthy volunteers. Secondary objectives include assessment of the efficacy of BL-8040 in mobilizing stem cells as a stand-alone therapy, as well as monitoring the pharmacokinetic profile of the drug. Part 2 is an open-label study designed to assess BL-8040’s stem cell mobilization capacity, as well as the yield of cells collected by leukapheresis. Secondary endpoints of the study include evaluation of the viability and biological activity of cells mobilized by BL-8040 and collected by leukapheresis. ). In January 2014, the FDA granted an Orphan Drug Designation to BL-8040 as a treatment for stem cell mobilization.

In February 2014, we announced positive pre-clinical results for BL-8040 as a treatment for a third indication, chronic myeloid leukemia (CML). Results of the study were published in Molecular Cancer Therapeutics. The study, led by Prof. Arnon Nagler, Director of the Hematology Division and Bone Marrow Transplantation Center at Sheba Medical Center, Israel, assessed the effect of BL-8040 alone, and in combination with standard-of-care Imatinib, on the proliferation of human CML cells in culture and on human CML tumors that were engrafted in mice. Results of the study show that the BL-8040 treatment directly inhibited cancer cell growth and induced apoptotic cell death of CML cells in-vitro. Furthermore, BL-8040 had a synergistic effect with Imatinib, enabling use of Imatinib at low doses. In mice engrafted with CML tumors, the combination of BL-8040 with low-dose Imatinib markedly inhibited tumor growth, achieving a 95% suppression. Most importantly, the novel drug reversed the protective effect of the bone marrow stroma on CML cells, effectively promoting their apoptosis.

In April 2014, we announced that Prof. Nagler received final regulatory approval to evaluate BL-8040 as a treatment for CML in an investigator-initiated Phase 1/2 clinical study. The study is designed as a Phase 1/2, randomized, dose-escalation study to assess the combination of BL-8040 with Imatinib for improving the response of CML patients in the first chronic phase of the disease who have achieved a less than optimal response with Imatinib alone. Primary endpoints of the study are the safety and tolerability of BL-8040 in combination with Imatinib, and the secondary endpoints include assessing the efficacy of the combination therapy in achieving improved cytogenetic and molecular response in CML patients. The study will be performed at the Sheba Medical Center in Israel, and will include up to 40 patients.

BL-7010

Our third clinical-stage therapeutic candidate, BL-7010, is a novel, non-absorbable, orally available polymer intended for the treatment of celiac disease. It has a high affinity for gliadins, the immunogenic proteins present in gluten that cause an immune response in patients with celiac disease. By sequestering gliadins, BL-7010 effectively masks them from enzymatic degradation and prevents the formation and absorption of immunogenic peptides that trigger the immune system. BL-7010 is excreted with gliadin from the digestive tract, preventing the absorption of gliadin peptides into the blood. This significantly reduces the immune response triggered by gluten. The safety and efficacy of BL-7010 were demonstrated in pre-clinical studies.

In December 2013, we announced enrollment of the first patient in a phase 1/2 trial for BL-7010 being conducted at Tampere Hospital in Finland. Results are expected in mid-2014. The study is a two-part (single and repeated), double-blind, placebo-controlled, dose escalation study of BL-7010 in up to 32 patients. The primary objective of the study is to assess the safety of single and repeated ascending doses of BL-7010 in well-controlled celiac patients. Secondary objectives include an assessment of the systemic exposure, if any, of BL-7010 in the study patients.

In March 2014, we announced that BL-7010 successfully completed the single administration, dose-escalation stage of the Phase 1/2 trial being carried out at Tampere Hospital in Finland. No serious adverse events were reported and there were no dose-limiting safety issues. Based on these positive safety and tolerability results, we are proceeding with the repeated administration stage of the study.

BL-5010

Our fourth clinical-stage therapeutic candidate, BL 5010 is a novel aqueous formulation of two acids for the non-surgical removal of benign skin lesions such as seborrheic keratosis. These two acids have already been approved for use in cosmetics. BL-5010 offers an alternative to painful, invasive and expensive removal treatments including cryotherapy, laser treatment and surgery. Since the treatment is non-invasive, we believe BL-5010 poses minimal infection risk and eliminates the need for anesthesia or bandaging. The formulation is applied topically to the lesion for a few seconds and causes the lesion to gradually dry out and fall off within one to four weeks. BL-5010P is a uniquely designed, disposable, non-invasive, pen-like applicator containing the BL-5010 solution.

In June 2009, we initiated a phase 1/2 clinical trial in 60 patients with seborrheic keratosis in Germany and the Netherlands to assess the safety and efficacy of BL-5010 in completely removing the lesion and to assess the cosmetic outcome of the novel treatment. In addition, the study was designed to assess the feasibility of preserving the cellular structure of skin lesions for subsequent histological exams. The study was completed in September 2010, and positive results were announced in December 2010.

In June 2011, we received European confirmation from the British Standards Institution Notified Body (BSI) in the UK, of the regulatory pathway classification of BL-5010 as a Class 2a medical device; the same classification was received for BL-5010P in April 2013.

In January 2014, we received approval from the German Federal Institute for Drugs and Medical Devices, or BfArM, to commence a pivotal, CE Mark registration trial for BL-5010P, for the non-surgical removal of benign skin lesions. The primary objective of the single-arm, open-label, pivotal bridging study is to assess the efficacy of a single application of BL-5010 in the removal of seborrheic keratosis, or SK, lesions. The study was scheduled to begin in the first half of 2014. However, as a result of discussions which we are currently having with potential partners for this asset regarding a number of potential indications, we may delay commencement of this trial. Possible additional indications for this product include actinic keratosis and warts.

BL-7040

Our fifth clinical-stage therapeutic candidate, BL-7040, is an oligonucleotide being developed for the treatment of inflammatory bowel disease (IBD). The compound had already been the subject of phase 1 safety and pharmacokinetics studies and a phase 2a study examining the efficacy of the compound for the treatment of myasthenia gravis, an autoimmune, neurodegenerative disease. BL-7040 showed a high level of safety and efficacy in those trials. The compound was also found to target the innate inflammatory pathway and therefore, we decided to develop the compound for the treatment of IBD and other inflammatory diseases.

In April 2013, we announced positive results from a phase 2a proof-of-concept study to evaluate the effectiveness of BL-7040 for the treatment of IBD at five sites in Israel. The study showed that BL-7040 is safe and effective in treating ulcerative colitis, a form of IBD. Sixteen of the 22 patients who were enrolled in the clinical trial completed the full five-week course of treatment and two-week follow-up. The primary clinical endpoint in the study – a 3-point and 30% reduction in the Mayo score between baseline and completion of treatment – was achieved. Fifty percent of patients (8 patients) met the primary endpoint, while the remaining 8 patients demonstrated a stable clinical condition or minor improvement. Additional secondary endpoints in the study were the IBD Quality-of-Life Questionnaire, and the serum CRP and fecal calprotectin measurements. The results of these additional secondary endpoints were not conclusive, although certain positive trends were noted.

In November 2013, we announced additional results from the phase 2 a proof-of-concept study showing significant improvement of disease measurements in biopsies taken from the patients treated with BL-7040. The histological and biochemical analyses of inflammation indicators reinforced the initial positive results of the study described above. We are currently discussing this therapeutic candidate with a number of potential co-development partners, as well as planning the next stages of development.

BL-8020

        Our sixth clinical-stage therapeutic candidate, BL-8020, is an orally available treatment for HCV and other viral indications. BL-8020 acts via a unique mechanism of action, by inhibiting virus-induced autophagy, which differs from the mechanism of currently used anti-HCV agents. BL-8020’s safety and efficacy were demonstrated in pre-clinical studies that showed that BL-8020, when combined with other anti-HCV agents, has a synergistic effect. In April 2013, we commenced a phase 1/2 clinical trial to evaluate the safety, tolerability and effectiveness of BL-8020 at two sites in France. Due to a number of considerations, including the potential for other viral indications, as well as a re-prioritization of our pipeline, and after consultation with the licensors, Genoscience and Panmed Inc., or Panmed, in January 2014 we agreed with the licensors that as of April 1, 2014, the license agreement would be terminated and that we would enter into a collaboration agreement. Pursuant to the collaboration agreement, the licensors agreed to take over development of the drug and pay us a percentage of future revenues from the product, and we agreed to supply, at the licensors’ request and cost, the drug needed for a clinical trial to be administered by the licensors. Genoscience and Panmed will in the near future be deciding on the direction of the current phase 1/2 study as well as assessing potential additional indications.

 The Lincoln Park Transaction

On May 28, 2014, we entered into the Purchase Agreement with Lincoln Park, pursuant to which Lincoln Park has agreed to purchase from us up to $20 million of our ADSs (subject to certain limitations) from time to time over a 36-month period.  Also on May 28, 2014, we entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Lincoln Park, pursuant to which we have filed with the SEC the registration statement that includes this prospectus in order to register for resale under the Securities Act, the ADSs that have been or may be issued to Lincoln Park under the Purchase Agreement.

In consideration for entering into the Purchase Agreement, we issued 150,000 ADS to Lincoln Park upon execution of the Purchase Agreement, which we refer to as the initial commitment ADS. Also, we have agreed to issue additional ADSs to Lincoln Park to be issued in connection with each purchase by Lincoln Park under the Purchase Agreement equal to 2.5% of the amount of ADSs issued on each applicable purchase date, which we refer to as the additional commitment ADSs.  Therefore, we will issue these additional commitment ADSs only when, and if, we elect to sell ADSs to Lincoln Park under the Purchase Agreement. For example, if we elect at our sole discretion to sell 50,000 ADSs to LPC, then we would issue 1,250 ADSs as additional commitment ADSs.

We do not have the right to commence any sales to Lincoln Park under the Purchase Agreement until the SEC has declared effective the registration statement of which this prospectus forms a part.  Thereafter, we can sell up to $200,000 worth of ADSs to Lincoln Park (which amount may be increased based on the trading price of our ADSs on the applicable purchase date), so long as at least one business day has passed between (i) the date on which Lincoln Park received all of the purchased ADSs in connection with the most recent prior purchase and (ii) the date we direct Lincoln Park to make a purchase. We will control the timing and amount of any sales of our ADSs to Lincoln Park.

Each time we direct Lincoln Park to purchase ADSs, subject to the terms of the Purchase Agreement, Lincoln Park will be obligated to purchase such amounts directed by us. Lincoln Park does not have the right to require us to sell any ADSs to them under the Purchase Agreement. We have no obligation to sell any shares under the Purchase Agreement and the actual proceeds that we receive from sales to Lincoln Park could be substantially less than the maximum $20 million.

The purchase price of the ADSs sold to Lincoln Park under the Purchase Agreement will be based on the market price of our ADSs immediately preceding the time of sale as computed under the Purchase Agreement without any fixed discount and as more fully described in the Purchase Agreement.

In addition, on any business day on which we have properly directed Lincoln Park to make a regular purchase, we can also accelerate the amount of our ADSs to be purchased under certain circumstances.

Accelerated purchases may be made in amounts of up to the lesser of (i) 25% of the aggregate ADSs traded on the Principal Market during normal trading hours on the accelerated purchase date and (ii) three times the number of Purchase Shares purchased pursuant to the corresponding regular purchase.

Lincoln Park may not assign or transfer its rights and obligations under the Purchase Agreement. We may at any time in our sole discretion terminate the Purchase Agreement without fee, penalty or cost.  The Purchase Agreement will automatically terminate on the first day of the month immediately following the 36-month anniversary of the Purchase Agreement.

As of May 28, 2014, there were 339,636,479 Ordinary Shares outstanding, of which 337,746,049 shares were held by non-affiliates, excluding the 150,000 ADSs that we have already issued to Lincoln Park under the Purchase Agreement. Although the Purchase Agreement provides that we may sell up to $20 million of our ADSs to Lincoln Park, only 10,400,000 ADSs are being offered under this prospectus, which represents (i) 150,000 ADSs that we issued to Lincoln Park as initial commitment ADSs and (ii) an additional 10,250,000 ADSs which may be issued to Lincoln Park in the future under the Purchase Agreement. If all of the 10,400,000 ADSs offered by Lincoln Park under this prospectus were issued and outstanding as of the date hereof, such ADSs would represent 23.4% of the total number of our ADSs outstanding and 23.5% of the total number of outstanding ADSs held by non-affiliates, in each case as of the date hereof.

The actual numbers of ADSs to be purchased by Lincoln Park and issuable as additional commitment ADSs under the Purchase Agreement are variable, depending on the market prices of our ADSs at the time of each sale. Accordingly, we cannot predict the actual total number of ADSs to be issued to Lincoln Park.  If we elect to issue and sell more than the 10,400,000 ADSs offered under this prospectus to Lincoln Park, which we have the right, but not the obligation, to do, we must first register for resale under the Securities Act any such additional ADSs, which could cause additional substantial dilution to our shareholders. The number of ADSs ultimately offered for resale by Lincoln Park depends upon the number of ADSs we sell to Lincoln Park under the Purchase Agreement.

There are substantial risks to our shareholders as a result of the sale and issuance of ADSs to Lincoln Park under the Purchase Agreement. These risks include substantial dilution and significant declines in our stock price. See “Risk Factors” on page 11. Issuances of our ADSs to Lincoln Park under the Purchase Agreement will not affect the rights or privileges of our existing shareholders, except that the economic and voting interests of our existing shareholders will be diluted as a result of any such issuance. Although the number of ADSs or Ordinary Shares that our existing shareholders own will not decrease, the ADSs or Ordinary Shares owned by our existing shareholders will represent a smaller percentage of our total outstanding shares after any such issuance to Lincoln Park.

We previously entered into a purchase agreement with Lincoln Park, which was dated September 21, 2012, and was terminated on May 28, 2014. During the 20-month period that such purchase agreement was in effect, we sold an aggregate of $9.7 million of our ADSs to Lincoln Park.

Pursuant to an engagement letter dated May 23, 2014, we engaged Oberon Securities, LLC, or Oberon, to act as our exclusive financial advisor with respect to a transaction represented by the Purchase Agreement. As compensation for the services rendered to us by Oberon, we agreed to pay a $50,000 initial cash fee upon the signing of the Purchase Agreement and, upon the date of every sale of our ADSs or Ordinary Shares, an ongoing cash fee equal to 2.0% of the dollar amount of our ADSs or Ordinary Shares sold, up to an aggregate ongoing cash fee of $200,000. We have no other obligations to Oberon with respect to this or any other potential future agreement.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference our publicly filed reports into this prospectus, which means that information included in those reports is considered part of this prospectus. Information that we file with the SEC after the date of this prospectus will automatically update and supersede the information contained in this prospectus. We incorporate by reference the following documents filed with the SEC and any future filings made with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

(1) Our Annual Report on Form 20-F for the year ended December 31, 2013;

(2) Our Current Reports on Form 6-K filed March 17, 2014, April 10, 2014 and May 20, 2014; and

(3) The description of our share capital contained in our Registration Statement on Form F-1/A, filed March 26, 2012.

We will furnish without charge to you, on written or oral request, a copy of any or all of the above documents, other than exhibits to such documents which are not specifically incorporated by reference therein. You should direct any requests for documents to:

BioLineRx Ltd.
P.O. Box 45158, 19 Hartum Street
Jerusalem 9777518, Israel
Attention: Corporate Secretary
Tel.: +972-2-548-9100
e-mail: info@BioLineRx.com

The information relating to us contained in this prospectus is not comprehensive and should be read together with the information contained in the incorporated documents. Descriptions contained in the incorporated documents as to the contents of any contract or other document may not contain all of the information which is of interest to you. You should refer to the copy of such contract or other document filed as an exhibit to our filings.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 under the Securities Act relating to this offering of our ADSs and Ordinary Shares.  This prospectus does not contain all of the information contained in the registration statement.  The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement.  Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents.  If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

In addition, we file reports with, and furnish information to, the SEC. You may read and copy the registration statement and any other documents we have filed at the SEC, including any exhibits and schedules, at the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on this public reference room. As a foreign private issuer, all documents which were filed after September 24, 2010 on the SEC’s EDGAR system are available for retrieval on the SEC’s website at www.sec.gov. These SEC filings are also available to the public on the Israel Securities Authority’s Magna website at www.magna.isa.gov.il and from commercial document retrieval services.  We also generally make available on our own web site (www.biolinerx.com) our quarterly and year-end financial statements as well as other information.

In addition, since our Ordinary Shares are traded on the TASE, in the past we filed Hebrew language periodic and immediate reports with, and furnished information to, the TASE and the Israel Securities Authority, or the ISA, as required under Chapter Six of the Israel Securities Law, 1968.  On August 31, 2011, our shareholders approved a transition solely to U.S. reporting standards after listing our ADSs on the Nasdaq, in accordance with an applicable exemption under the Israel Securities Law.  Copies of our SEC filings and submissions are now submitted to the Israeli Securities Authority and TASE.  Such copies can be retrieved electronically through the MAGNA distribution site of the Israeli Securities Authority (www.magna.isa.gov.il) and the TASE website (maya.tase.co.il).

We maintain a corporate website at www.biolinerx.com.  Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus.  We have included our website address in this prospectus solely as an inactive textual reference.

FORWARD-LOOKING STATEMENTS

This prospectus contains statements and information that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  You should not put undue reliance on any forward-looking statements.  Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	the initiation, timing, progress and results of our preclinical studies, clinical trials, and other therapeutic candidate development efforts;

•	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

•	our receipt of regulatory approvals for our therapeutic candidates, and the timing of other regulatory filings and approvals;

•	the clinical development, commercialization, and market acceptance of our therapeutic candidates;

•	our ability to establish and maintain corporate collaborations;

•	the interpretation of the properties and characteristics of our therapeutic candidates and of the results obtained with our therapeutic candidates in preclinical studies or clinical trials;

•	the implementation of our business model, strategic plans for our business and therapeutic candidates;

•
the scope of protection we are able to establish and maintain for intellectual property rights covering our therapeutic candidates and our ability to operate our business without infringing the intellectual property rights of others;

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	competitive companies, technologies and our industry; and

•	statements as to the impact of the political and security situation in Israel on our business.

THE OFFERING

The following is a brief summary of some of the terms of the offering and is qualified in its entirety by reference to the more detailed information appearing elsewhere in this prospectus. For a more complete description of the terms of the offering, see the “The Lincoln Park Transaction” in this prospectus.

Issuer	BioLineRx Ltd.

Ordinary Shares currently outstanding	339,636,479 Ordinary Shares

Securities offered by the Selling Shareholder	Up to 10,400,000 ADSs representing 104,000,000 Ordinary Shares

Selling Shareholder	Lincoln Park Capital Fund, LLC. See “Selling Shareholder” below on page 44 of this prospectus.

Use of proceeds
We will not receive any proceeds from the sale of the ADSs by Lincoln Park.  However, we may receive gross proceeds of up to $20 million from the sale of the ADSs to Lincoln Park under the Purchase Agreement.  Such proceeds will be used for clinical project development, working capital and general corporate purposes.  See “Use of Proceeds” below.

Listings	Our ADSs are listed on the Nasdaq under the symbol “BLRX.” Our Ordinary Shares currently trade on the TASE under the symbol “BLRX.”

Risk factors	Before investing in our ADSs, you should carefully read and consider the “Risk Factors” beginning on page 11 of this prospectus.

Depositary	The Bank of New York Mellon

USE OF PROCEEDS

We will not receive any proceeds from the sale of the ADSs by Lincoln Park.  However, we may receive gross proceeds of up to $20 million from the sale of the ADSs to Lincoln Park under the Purchase Agreement.  Such proceeds will be used for clinical project development, working capital and general corporate purposes.

RISK FACTORS

Investing in our Ordinary Shares or ADSs involves a high degree of risk.  You should carefully consider the specific risks described below together with the other information in this prospectus supplement, the accompanying prospectus and the information and documents incorporated by reference, before making an investment decision.  See the section of this prospectus supplement entitled “Where You Can Find More Information.”  Any of the risks we describe below could cause our business, financial condition or operating results to suffer.  The market price of our Ordinary Shares and ADSs could decline if one or more of these risks and uncertainties develop into actual events.  You could lose all or part of your investment.

Risks Related to Our Financial Condition and Capital Requirements

We are a clinical stage biopharmaceutical development company with a history of operating losses, expect to incur additional losses in the future and may never be profitable.

We are a clinical stage biopharmaceutical development company that was incorporated in 2003. Since our incorporation, we have been focused on research and development. Our most advanced therapeutic candidates are in clinical development. We, or our licensees, as applicable, will be required to conduct significant additional clinical trials before we or they can seek the regulatory approvals necessary to begin commercial sales of our therapeutic candidates. We have incurred losses since inception, principally as a result of research and development and general administrative expenses in support of our operations. We recorded net losses of approximately NIS 61.4 million in 2013, NIS 76.3 million in 2012 and NIS 50.2 million in 2011. As of March 31, 2014, we had an accumulated deficit of approximately NIS 513.2 million. We anticipate that we will incur significant additional losses as we continue to focus our resources on prioritizing, selecting and advancing our most promising therapeutic candidates. We may never be profitable and we may never achieve significant sustained revenues.

We cannot ensure investors that our existing cash and investment balances will be sufficient to meet our future capital requirements.

As of March 31, 2014, we held cash and short-term investments of approximately $37.5 million We believe that our existing cash and investment balances and other sources of liquidity, not including potential milestone payments under our out-licensing agreement with Bellerophon BCM LLC, or Bellerophon, will be sufficient to meet our requirements through the end of 2016. We have funded our operations primarily through public and private/direct offerings of our securities and, until recently, grants from the Office of the Chief Scientist of Israel’s Ministry of Industry, Trade and Labor, or the OCS. In addition, we have funded our operations through out-licensing arrangements with respect to our therapeutic candidates. The adequacy of our available funds to meet our operating and capital requirements will depend on many factors including: the number, breadth, progress and results of our research, product development and clinical programs; the costs and timing of obtaining regulatory approvals for any of our therapeutic candidates; the terms and conditions of in-licensing and out-licensing therapeutic candidates; and costs incurred in enforcing and defending our patent claims and other intellectual property rights.

While we will continue to explore alternative financing sources, including the possibility of future securities offerings, government funding, and public and private grants, we cannot be certain that in the future these liquidity sources will be available when needed on commercially reasonable terms or at all, or that our actual cash requirements will not be greater than anticipated. We will also continue to seek to finance our operations through other sources, including out-licensing arrangements for the development and commercialization of our therapeutic candidates or other partnerships or joint ventures. If we are unable to obtain future financing through the methods we describe above or through other means, we may be unable to complete our business objectives and may be unable to continue operations, which would have a material adverse effect on our business and financial condition.

Our limited operating history makes it difficult to evaluate our business and prospects.

We have a limited operating history and our operations to date have been limited to organizing and staffing our company, conducting product development activities for our therapeutic candidates and performing research and development with respect to our preclinical programs. We have not yet demonstrated an ability to obtain regulatory approval for or to commercialize a therapeutic candidate. Consequently, any predictions about our future performance may not be as accurate as they could be if we had a history of successfully developing and commercializing pharmaceutical products or medical devices.

Risks Related to Our Business and Regulatory Matters

If we or our licensees are unable to obtain U.S. and/or foreign regulatory approval for our therapeutic candidates, we will be unable to commercialize our therapeutic candidates.

To date, we have not marketed, distributed or sold an approved product. Currently, we have six clinical-stage therapeutic candidates in development: BL-1040 for the reduction or prevention of ventricular remodeling following an acute myocardial infarction, or AMI; BL-8040 for the treatment of acute myeloid leukemia, or AML, stem cell mobilization and other hematological indications; BL-7010 for the treatment of celiac disease; BL-5010 for the treatment of benign skin lesions; BL-7040 for the treatment of inflammatory bowel disease, or IBD; and BL-8020 for the treatment of the hepatitis C virus, or HCV, as well as other viral indications. Our therapeutic candidates are subject to extensive governmental regulations relating to development, clinical trials, manufacturing and commercialization of drugs and devices. We may not obtain marketing approval for any of our therapeutic candidates in a timely manner or at all. In connection with the clinical trials for BL-1040, BL-8040, BL-7010, BL-5010, BL-7040, BL-8020, and other therapeutic candidates that we are currently developing or may seek to develop in the future, either on our own or through out-licensing arrangements, we face the risk that:

•	a therapeutic candidate or medical device may not prove safe or efficacious;

•	the results with respect to any therapeutic candidate may not confirm the positive results from earlier preclinical studies or clinical trials;

•	the results may not meet the level of statistical significance required by the U.S. Food and Drug Administration, or FDA, or other regulatory authorities; and

•
the results will justify only limited and/or restrictive uses, including the inclusion of warnings and contraindications, which could significantly limit the marketability and profitability of the therapeutic candidate.

Any delay in obtaining, or the failure to obtain, required regulatory approvals will materially and adversely affect our ability to generate future revenues from a particular therapeutic candidate. Any regulatory approval to market a product may be subject to limitations on the indicated uses for which we may market the product or may impose restrictive conditions of use, including cautionary information, thereby limiting the size of the market for the product. We and our licensees, as applicable, also are, and will be, subject to numerous foreign regulatory requirements that govern the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The foreign regulatory approval process includes all of the risks associated with the FDA approval process that we describe above, as well as risks attributable to the satisfaction of foreign requirements. Approval by the FDA does not ensure approval by regulatory authorities outside the United States. Foreign jurisdictions may have different approval processes than those required by the FDA and may impose additional testing requirements for our therapeutic candidates.

We have no experience selling, marketing or distributing products and no internal capability to do so.

We currently have no sales, marketing or distribution capabilities and no experience in building a sales force or distribution capabilities. To be able to commercialize any of our therapeutic candidates upon approval, if at all, we must either develop internal sales, marketing and distribution capabilities, which will be expensive and time consuming, or enter into out-licensing arrangements with third parties to perform these services.

If we decide to market any of our other therapeutic candidates on our own, we must commit significant financial and managerial resources to develop a marketing and sales force with technical expertise and with supporting distribution capabilities. Factors that may inhibit our efforts to commercialize our products directly and without strategic partners include:

•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe our therapeutic candidates;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating and sustaining an independent sales and marketing organization.

We may not be successful in recruiting the sales and marketing personnel necessary to sell any of our therapeutic candidates upon approval, if at all, and even if we do build a sales force, it may not be successful in marketing our therapeutic candidates, which would have a material adverse effect on our business, financial condition and results of operations.

We depend on out-licensing arrangements to develop, market and commercialize our therapeutic candidates.

We depend on out-licensing arrangements to develop, market and commercialize our therapeutic candidates. We have limited experience in developing, marketing and commercializing therapeutic candidates. Dependence on out-licensing arrangements will subject us to a number of risks, including the risk that:

•	we may not be able to control the amount and timing of resources that our licensees devote to our therapeutic candidates;

•	our licensees may experience financial difficulties;

•	our licensees may fail to secure adequate commercial supplies of our therapeutic candidates upon marketing approval, if at all;

•	our future revenues will depend heavily on the efforts of our licensees;

•	business combinations or significant changes in a licensee’s business strategy may adversely affect the licensee’s willingness or ability to complete its obligations under any arrangement with us;

•	a licensee could move forward with a competing therapeutic candidate developed either independently or in collaboration with others, including our competitors; and

•	out-licensing arrangements are often terminated or allowed to expire, which would delay the development and may increase the development costs of our therapeutic candidates.

In 2009, we entered into an exclusive, royalty-bearing worldwide out-licensing arrangement with Bellerophon with respect to BL-1040. Under the arrangement, Bellerophon is obligated to use commercially reasonable efforts to complete clinical development of, and to commercialize, BL-1040 or a product related thereto. In addition, we have co-development collaborations with partners for BL-8020, BL-8030 and BL-9020 whereby such partners have development and commercialization rights in certain territories.

If we or any of our licensees, including Bellerophon and our co-development partners, breach or terminate their agreements with us, or if any of our licensees otherwise fail to conduct their development and commercialization activities in a timely manner or there is a dispute about their obligations, we may need to seek other licensees, or we may have to develop our own internal sales and marketing capability for our therapeutic candidates. Our dependence on our licensees’ experience and the rights of our licensees will limit our flexibility in considering alternative out-licensing arrangements for our therapeutic candidates. Any failure to successfully develop these arrangements or failure by our licensees to successfully develop or commercialize any of our therapeutic candidates in a competitive and timely manner will have a material adverse effect on the commercialization of our therapeutic candidates.

If we are unable to enter into agreements with third parties to develop, market and commercialize our therapeutic candidates, we may not generate product revenue.

We plan to develop, market and commercialize our therapeutic candidates primarily through out-licensing arrangements or, when appropriate, by ourselves. The preclinical and clinical development of our therapeutic candidates, even if undertaken through licensing arrangements with third parties, will require that we expend significant funds and will be subject to the risks of failure inherent in the development of pharmaceutical products. In order to successfully commercialize any of our therapeutic candidates that may be approved in the future by the FDA or other regulatory authorities, we must enter into out-licensing arrangements with third parties to perform these services for us or build internal sales and marketing capabilities. Our ability to commercialize our therapeutic candidates will depend on our ability to:

•	attract suitable licensees on reasonable terms;

•	obtain and maintain necessary intellectual property rights to our therapeutic candidates;

•	where appropriate, enter into arrangements with third parties to manufacture our products, if any, on our behalf; and

•	deploy sales and marketing resources effectively or enter into arrangements with third parties to provide these services.

If we are unable to enter into an out-licensing arrangement with respect to BL-8040, BL-7010, BL-5010, BL-7040 or any of our other therapeutic candidates, whether with third parties or independently, our ability to develop a commercially viable product or generate product revenue based on the therapeutic candidate will be adversely affected, and we may not become profitable. We face significant competition in seeking out-licensing arrangements with third parties. We may not be able to negotiate out-licensing arrangements on acceptable terms, if at all. In addition, these out-licensing arrangements may be unsuccessful. If we fail to negotiate and maintain suitable out-licensing arrangements, we may have to limit the size or scope of, or delay, one or more of our development or research programs. If we elect to fund development or research programs independently, we will have to increase our expenditures significantly and will need to obtain additional funding, which may be unavailable or available only on unfavorable terms. We will also need to make significant investments in pharmaceutical product development, marketing, sales and regulatory compliance resources, and we will have to establish or contract for the manufacture of products under applicable regulatory requirements. Any failure to enter into an out-licensing arrangement with respect to the development, marketing and commercialization of any therapeutic candidate, or failure to develop, market and commercialize the therapeutic candidate independently, will have a material adverse effect on our business, financial condition and results of operations.

Modifications to our therapeutic candidates, or to any other therapeutic candidates that we may develop in the future, may require new regulatory clearances or approvals or may require us or our licensees, as applicable, to recall or cease marketing these therapeutic candidates until clearances are obtained.

Modifications to our therapeutic candidates, after they have been approved for marketing, if at all, or to any other pharmaceutical product or medical device that we may develop in the future, may require new regulatory clearance, or approvals, and, if necessitated by a problem with a marketed product, may result in the recall or suspension of marketing of the previously approved and marketed product until clearances or approvals of the modified product are obtained. The FDA requires pharmaceutical products and device manufacturers to initially make and document a determination of whether or not a modification requires a new approval, supplement or clearance. A manufacturer may determine in conformity with applicable regulations and guidelines that a modification may be implemented without pre-clearance by the FDA; however, the FDA can review a manufacturer’s decision and may disagree. The FDA may also on its own initiative determine that a new clearance or approval is required. If the FDA requires new clearances or approvals of any pharmaceutical product or medical device for which we or our licensees receive marketing approval, if any, we or our licensees may be required to recall such product and to stop marketing the product as modified, which could require us or our licensees to redesign the product and will have a material adverse effect on our business, financial condition and results of operations. In these circumstances, we may be subject to significant enforcement actions.

If a manufacturer determines that a modification to an FDA-cleared device could significantly affect the safety or efficacy of the device, would constitute a major change in its intended use, or otherwise requires pre-clearance, the modification may not be implemented without the requisite clearance. We or our licensees may not be able to obtain those additional clearances or approvals for the modifications or additional indications in a timely manner, or at all. For those products sold in the European Union, or EU, we, or our licensees, as applicable, must notify the applicable EU Notified Body, an organization appointed by a member State of the EU either for the approval and monitoring of a manufacturer’s quality assurance system or for direct product inspection, if significant changes are made to the product or if there are substantial changes to the quality assurance systems affecting the product. Delays in obtaining required future clearances or approvals would materially and adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would have a material adverse effect on our business, financial condition and results of operations.

Clinical trials involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

We have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approvals, including FDA approval. Clinical trials are expensive and complex, can take many years and have uncertain outcomes. We cannot predict whether we or our licensees will encounter problems with any of the completed, ongoing or planned clinical trials that will cause us, our licensees or regulatory authorities to delay or suspend clinical trials, or delay the analysis of data from completed or ongoing clinical trials. We estimate that clinical trials of our most advanced therapeutic candidates will continue for several years, but they may take significantly longer to complete. Failure can occur at any stage of the testing and we may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent commercialization of our current or future therapeutic candidates, including but not limited to:

•	delays in securing clinical investigators or trial sites for the clinical trials;

•	delays in obtaining institutional review board and other regulatory approvals to commence a clinical trial;

•	slower than anticipated patient recruitment and enrollment;

•	negative or inconclusive results from clinical trials;

•	unforeseen safety issues;

•	uncertain dosing issues;

•	an inability to monitor patients adequately during or after treatment; and

•	problems with investigator or patient compliance with the trial protocols.

A number of companies in the pharmaceutical, medical device and biotechnology industries, including those with greater resources and experience than us, have suffered significant setbacks in advanced clinical trials, even after seeing promising results in earlier clinical trials. Despite the results reported in earlier clinical trials for our therapeutic candidates, we do not know whether any phase 3 or other clinical trials we or our licensees may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market our therapeutic candidates. If later-stage clinical trials of any therapeutic candidate do not produce favorable results, our ability to obtain regulatory approval for the therapeutic candidate may be adversely impacted, which will have a material adverse effect on our business, financial condition and results of operations.

We rely on third parties to conduct our clinical trials and provide other services, and those third parties may not perform satisfactorily, including by failing to meet established deadlines for the completion of such services.

We do not have the ability to conduct certain preclinical studies and clinical trials independently for our therapeutic candidates, and we rely on third parties, such as contract laboratories, contract research organizations, medical institutions and clinical investigators to conduct these studies and our clinical trials. Our reliance on these third parties limits our control over these activities. The third-party contractors may not assign as great a priority to our clinical development programs or pursue them as diligently as we would if we were undertaking such programs directly. Accordingly, these third-party contractors may not complete activities on schedule, or may not conduct the studies or our clinical trials in accordance with regulatory requirements or with our trial design. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, or if their performance is substandard, we may be required to replace them. Although we believe that there are a number of other third-party contractors that we could engage to continue these activities, replacement of these third parties will result in delays. As a result, our efforts to obtain regulatory approvals for, and to commercialize, our therapeutic candidates may be delayed. The third-party contractors may also have relationships with other commercial entities, some of whom may compete with us. If the third-party contractors assist our competitors, our competitive position may be harmed.

In addition, our ability to bring future products to market depends on the quality and integrity of data that we present to regulatory authorities in order to obtain marketing authorizations. Although we attempt to audit and control the quality of third-party data, we cannot guarantee the authenticity or accuracy of such data, nor can we be certain that such data has not been fraudulently generated. The failure of these third parties to carry out their obligations would materially adversely affect our ability to develop and market new products and implement our strategies.

If our competitors develop and market products that are more effective, safer or less expensive than our current or future therapeutic candidates, our future prospects will be negatively impacted.

The life sciences industry is highly competitive, and we face significant competition from many pharmaceutical, biopharmaceutical and biotechnology companies that are researching and marketing products designed to address the indications for which we are currently developing therapeutic candidates or for which we may develop therapeutic candidates in the future. Specifically, we are aware of several other companies who currently market and/or are in the process of developing products that address AMI, AML, celiac disease, skin lesions, IBD, and HCV and other viral indications.

There are a number of therapies currently in development that aim at preventing ventricular remodeling and subsequent congestive heart failure (CHF), including BioHeart, Inc.’s MyoCell® implantation procedure, Paracor Medical, Inc.’s HeartNetTM, LoneStar Heart’s Algisyl-VR and NuroVive’s Ciclomulsion formulation of cyclosporine that is evaluated for use in treatment of patients suffering from reperfusion injury or given to patients experiencing AMI just before percutaneous coronary intervention.

Approved treatments for AML currently include chemotherapy (Doxorubicin, Cyclophosphamide, Vincristine), radiation therapy and stem cell transplantation. In addition there are a number of potentially competitive compounds under development to treat AML including, among others: AMD 3100 (Mozobil), which is being developed by Genzyme and Sanofi; Dacogen (decitabine), which is being developed by Eisai and Johnson &Johnson; Vidaza (azacitidine), which is being developed by Celgene; Vosaroxin, which is being developed by Sunesis Pharmaceuticals; Midostaurin which is being developed by Novartis; Quizartinib which is being developed by Ambit; Volasertib which is being developed by Boehringer Ingelheim fludarabine, which is being developed by Sanofi; Uprosertib developed by GSK; PLX-3397 developed by Plexxikon Inc.; Vismodegib developed by Roche and Chugai; Lenalidomide developed by Celgene; erlotinib developed by Roche Astellas and Chugai; Trametinib developed by GSK; Vorinostat developed by Merck and Co.; Selumetinib developed by Astra Zeneca; SGI-110 developed by Astex Pharmaceuticals; filanesib developed by Array Biopharma; OCV-501 developed by Otsuka Pharmaceuticals; Birinapant developed by Tetralogic Pharmaceuticals; Alvocidib developed by Tolero Pharmaceuticals Inc; Pracinostat developed by MEI Pharma; Rigosertib developed by Onconova Therapeutics and Sapacitabine developed by Cyclacel Pharmaceuticals. Some of these treatments are currently developed for specific AML patient populations and lines of treatment (e.g., AC220 developed by Ambit Biosciences) and not for the entire AML population.

Several compounds are currently under development for celiac disease including larazotide acetate (Alba Therapeutic Corp.), which inhibits the activity of Zonulin; latiglutenase (Alvine Pharmaceuticals Inc.), which is a combination of gluten targeting proteases and endopeptidases. Celiac patients are prescribed a gluten free diet to relieve their disease symptoms. Nevertheless the symptoms persist in most cases despite the patient’s following a gluten free diet. BL-7010, as well as  the treatments specified above, is envisioned to be prescribed to patients who are on a gluten free diet but still suffer from disease symptoms.

Skin lesions are generally removed using cryotherapy (liquid nitrogen), laser therapy, photodynamic therapy, electrodessication and curettage and several cream-based treatments. Picato (Leo Pharma) and Metvix® (Galderma Pharma) are cream-based treatments for skin lesions which have been approved in many countries.

IBD is often treated with currently marketed steroids, immunomodulators and immunomodulatory antibodies. Approved treatments for IBD currently include anti-TNFs, such as Remicade (infliximab, Janssen Biotech, Inc., a Johnson & Johnson company, Merck & Co. and Mitsubishi Tanabe Pharma) Humira (adalimumab, Abbott Laboratories and Eisai Co.), Cimzia (certolizumab, UCB, Inc.) and Simponi (golimumab, Janssen Biotech, Inc., Merck & Co. and Mitsubishi Tanabe Pharma), as well as antibodies inhibiting immune cell migration such as Tysabri (natalizumab, Biogen and Elan) and Vedolizumab (Takeda). In addition there are generic brands of mesalazine, a 5-aminosalicylate and the recently launched Budesonide MMX (Cosmo Pharmaceuticals, Ferring Pharmaceuticals and Santarus, Inc.). The first biosimilar version of infliximab was approved for use in Europe in 2013. We are also aware of a number of potentially competitive compounds under development, including, Xeljanz (tofacitinib, Pfizer Inc.), a Jak 1 inhibitor, and Vedolizumab (Takeda, Millenium Pharmaceuticals) a MAdCAM inhibitor /integrin alpha-4/beta-7 antagonist; Ustekinomab (Johnson & Johnson), an anti-IL-12/IL23 mAb and AJM-300 (Ajinomoto), an Integrin alpha-4/beta-7 antagonist.

HCV treatment consists of either a combination of interferon and ribavirin alone or together with a combination of direct anti-viral agents (DAAs) of several classes including NS3/4 protease inhibitors, NS5A inhibitors and NS5B inhibitors. Recently, treatment regimens that do not include interferon have been approved, and treatment regimens without ribavirin are at advanced stages of development. Approved anti-HCV treatments include Sovaldi (sofosbuvir, Gilead Sciences); Olysio (simeprevir, Janssen Therapeutics and Medivir); Victrelis (boceprevir, Merck and Co); and Incivek (teleprevir, Janssen Pharmaceuticals and Vertex Pharmaceuticals). Compounds under development include ledipasvir (Gilead Sciences); faldaprevir and deleobuvir (Boehringer Ingelheim Corp); asunaprevir, daclatasvir and becalbuvir (Bristol Myers Squibb); vaniprevir and elbasvir (Merck and Co.); and ABT-450, ritonavir, dasabuvir and ombitasvir (AbbVie). BL-8020’s mechanism of action suggests that it could potentially be suitable for treatment of other viral infections, each of which has numerous competing treatments approved or in advanced stages of development.

Any therapeutic candidates we may develop in the future are also likely to face competition from other drugs and therapies.

Many of our competitors have significantly greater financial, manufacturing, marketing and drug development resources than we do. Large pharmaceutical companies, in particular, have extensive experience in clinical testing and in obtaining regulatory approvals for drugs. These companies also have significantly greater research and marketing capabilities than we do. If our competitors market products that are more effective, safer or less expensive than our future therapeutic candidates, if any, or that reach the market sooner than our future therapeutic candidates, if any, we may not achieve commercial success.

We expect to rely upon third-party manufacturers to produce therapeutic supplies for phase 3 clinical trials, and commercialization, of our therapeutic candidates. If we manufacture any of our therapeutic candidates in the future, we will be required to incur significant costs and devote significant efforts to establish and maintain manufacturing capabilities.

We currently have laboratories that are compliant with both current good manufacturing practices, or cGMP, and Good Laboratory Practices, or GLP, and allow us to manufacture drug products for our current clinical trials. If we decide to perform any phase 3 clinical trial, or commercialize, any therapeutic candidate on our own, we anticipate that we will rely on third parties to produce the therapeutic supplies. We have limited personnel with experience in drug or medical device manufacturing and we lack the resources and capabilities to manufacture any of our therapeutic candidates on a commercial scale. The manufacture of pharmaceutical products and medical devices requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of pharmaceutical products and medical devices often encounter difficulties in production, particularly in scaling up initial production. These problems include difficulties with production costs and yields and quality control, including stability of the therapeutic candidate.

We do not currently have any long-term agreements with third party manufacturers for the supply of any of our therapeutic candidates. We believe that our current supply of therapeutic candidates is sufficient to complete our current clinical trials. However, if we require additional supplies of our therapeutic candidates to complete our clinical trials or if we elect to commercialize our products independently, we may be unable to enter into agreements for clinical or commercial supplies, as applicable, with third party manufacturers, or may be unable to do so on acceptable terms. Even if we enter into these agreements, it is likely that the manufacturers of each therapeutic candidate will be single source suppliers to us for a significant period of time.

Reliance on third party manufacturers entails risks to which we would not be subject if we manufactured therapeutic candidates ourselves, including:

•	reliance on the third party for regulatory compliance and quality assurance;

•	limitations on supply availability resulting from capacity and scheduling constraints of the third parties;

•	impact on our reputation in the marketplace if manufacturers of our products, once commercialized, fail to meet customer demands;

•	the possible breach of the manufacturing agreement by the third party because of factors beyond our control; and

•	the possible termination or nonrenewal of the agreement by the third party, based on its own business priorities, at a time that is costly or inconvenient for us.

The failure of any of our contract manufacturers to maintain high manufacturing standards could result in injury or death of clinical trial participants or patients being treated with our products. Such failure could also result in product liability claims, product recalls, product seizures or withdrawals, delays or failures in testing or delivery, cost overruns or other problems, which would have a material adverse effect on our business, financial condition and results of operations.

If we are required to manufacture any of our therapeutic candidates in the future in connection with phase 3 clinical trials or for commercialization, we will be required to incur significant costs and devote significant efforts to establish and maintain manufacturing capabilities.

We and our contract manufacturers are, and will be, subject to FDA and other comparable agency regulations.

We and our contract manufacturers are, and will be, required to adhere to FDA regulations setting forth cGMP for drugs and Quality System Regulations, or QSR, for devices. These regulations cover all aspects of the manufacturing, testing, quality control and recordkeeping relating to our therapeutic candidates. We and our manufacturers may not be able to comply with applicable regulations. We and our manufacturers are and will be subject to unannounced inspections by the FDA, state regulators and similar regulators outside the United States. Our failure, or the failure of our third party manufacturers, to comply with applicable regulations could result in the imposition of sanctions on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our therapeutic candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of our candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect regulatory approval and supplies of our therapeutic candidates, and materially and adversely affect our business, financial condition and results of operations.

We depend on our ability to identify and in-license technologies and therapeutic candidates.

We employ a number of methods to efficiently and effectively identify therapeutic candidates that we believe are likely to achieve commercial success. In addition to our internal research and business developments efforts, we employ a rigorous screening system developed by us. In addition, our Scientific Advisory Board and disease-specific third-party advisors evaluate each therapeutic candidate. However, there can be no assurance that our internal research efforts or our screening system will accurately or consistently select among various therapeutic candidates those that have the highest likelihood to achieve, and which ultimately achieve, commercial success. As a result, we may spend substantial resources developing therapeutic candidates that will not achieve commercial success and we may not advance those therapeutic candidates with the greatest potential for commercial success.

An important element of our strategy is maintaining relationships with universities, medical institutions and biotechnology companies in order to in-license potential therapeutic candidates. We may not be able to maintain relationships with these entities and they may elect not to enter into in-licensing agreements with us or to terminate existing agreements. Recently, a number of global pharmaceutical companies have set up operations in Israel, both with and without Israeli government funding, in order to identify and in-license new technologies. The presence of these global companies with significantly greater resources than we have may increase the competition with respect to the in-licensing of promising therapeutic candidates. We may not be able to acquire licenses on commercially reasonable terms, or at all. Failure to license or otherwise acquire necessary technologies could materially and adversely affect our business, financial condition and results of operations.

If we cannot meet requirements under our in-license agreements, we could lose the rights to our therapeutic candidates, which could have a material adverse effect on our business.

We depend on in-licensing agreements with third parties to maintain the intellectual property rights to certain of our therapeutic candidates. We have in-licensed rights from B.G. Negev Technologies and Applications Ltd., or B.G. Negev Technologies, the technology transfer company of Ben Gurion University, with respect to our BL-1040 therapeutic candidate; from Biokine Therapeutics Ltd., or Biokine, with respect to our BL-8040 therapeutic candidate; from Valorisation-Recherche, Limited Partnership, or Univalor, for our BL-7010 therapeutic candidate; from Innovative Pharmaceutical Concepts, Inc., or IPC, with respect to our BL-5010 therapeutic candidate; and from the Yissum Research Development Company of the Hebrew University of Jerusalem Ltd., or Yissum, with respect to our BL-7040 therapeutic candidate See “Summary — Our Product Pipeline.” Our in-license agreements require us to make payments and satisfy performance obligations in order to maintain our rights under these agreements. The royalty rates and revenue sharing payments vary from case to case but generally range from 22% to 29.5% of the consideration we receive from sublicensing the applicable therapeutic candidate. In some instances, we are required to pay a substantially lower percentage (generally less than 5%) if we elect to commercialize the subject therapeutic candidate independently. Due to the relatively advanced stage of development of the compound licensed from Biokine, our license agreement with Biokine provides for royalty payments of between 40-60% of the consideration we receive from sublicensing and between 10-12% of net sales, subject to certain limitations, should we independently sell products. The amount of the royalty for either direct sales or sublicensing is dependent on the aggregate amount of our investment in connection with the Biokine agreement, decreasing as the amount of our investment in the project increases. These in-license agreements last either throughout the life of the patents that are the subject of the agreements, or with respect to other licensed technology, for a number of years after the first commercial sale of the relevant product.

In addition, we are responsible for the cost of filing and prosecuting certain patent applications and maintaining certain issued patents licensed to us. If we do not meet our obligations under our in-license agreements in a timely manner, we could lose the rights to our proprietary technology which could have a material adverse effect on our business, financial condition and results of operations.

Even if we obtain regulatory approvals, our therapeutic candidates will be subject to ongoing regulatory review and if we fail to comply with continuing U.S. and applicable foreign regulations, we could lose those approvals and our business would be seriously harmed.

Even if products we or our licensees develop receive regulatory approval or clearance, we or our licensees, as applicable, will be subject to ongoing reporting obligations and the products and the manufacturing operations will be subject to continuing regulatory review, including FDA inspections. This ongoing review may result in the withdrawal of a product from the market, the interruption of the manufacturing operations and/or the imposition of labeling and/or marketing limitations. Since many more patients are exposed to drugs and medical devices following their marketing approval, serious but infrequent adverse reactions that were not observed in clinical trials may be observed during the commercial marketing of the product. In addition, the manufacturer and the manufacturing facilities we or our licensees, as applicable, will use to produce any therapeutic candidate will be subject to periodic review and inspection by the FDA and other, similar foreign regulators. Later discovery of previously unknown problems with any product, manufacturer or manufacturing process, or failure to comply with regulatory requirements, may result in actions such as:

•	restrictions on such product, manufacturer or manufacturing process;

•	warning letters from the FDA or other regulatory authorities;

•	withdrawal of the product from the market;

•	suspension or withdrawal of regulatory approvals;

•	refusal to approve pending applications or supplements to approved applications that we or our licensees submit;

•	voluntary or mandatory recall;

•	fines;

•	refusal to permit the import or export of our products;

•	product seizure or detentions;

•	injunctions or the imposition of civil or criminal penalties; or

•	adverse publicity.

If we, or our licensees, suppliers, third party contractors, partners or clinical investigators are slow to adapt, or are unable to adapt, to changes in existing regulatory requirements or the adoption of new regulatory requirements or policies, we or our licensees may lose marketing approval for any of our products, if any of our therapeutic products are approved, resulting in decreased or lost revenue from milestones, product sales or royalties.

Our business could suffer if we are unable to attract and retain key employees.

Our success depends upon the continued service and performance of our senior management and other key personnel. The loss of the services of these personnel could delay or prevent the successful completion of our planned clinical trials or the commercialization of our therapeutic candidates or otherwise affect our ability to manage our company effectively and to carry out our business plan. We do not maintain key-man life insurance. Although we have entered into employment agreements with all of the members of our senior management team, members of our senior management team may resign at any time. High demand exists for senior management and other key personnel in the pharmaceutical industry. There can be no assurance that we will be able to continue to retain and attract such personnel.

Our growth and success also depend on our ability to attract and retain additional highly qualified scientific, technical, sales, managerial and finance personnel. We experience intense competition for qualified personnel, and the existence of non-competition agreements between prospective employees and their former employers may prevent us from hiring those individuals or subject us to suit from their former employers. In addition, if we elect to independently commercialize any therapeutic candidate, we will need to expand our marketing and sales capabilities. While we attempt to provide competitive compensation packages to attract and retain key personnel, many of our competitors are likely to have greater resources and more experience than we have, making it difficult for us to compete successfully for key personnel. If we cannot attract and retain sufficiently qualified technical employees on acceptable terms, we may not be able to develop and commercialize competitive products. Further, any failure to effectively integrate new personnel could prevent us from successfully growing our company.

Risks Related to Our Industry

Even if our therapeutic candidates receive regulatory approval or do not require regulatory approval, they may not become commercially viable products.

Even if our therapeutic candidates are approved for commercialization, they may not become commercially viable products.  For example, if we or our licensees receive regulatory approval to market a product, approval may be subject to limitations on the indicated uses or subject to labeling or marketing restrictions which could materially and adversely affect the marketability and profitability of the product.  In addition, a new product may appear promising at an early stage of development or after clinical trials but never reach the market, or it may reach the market but not result in sufficient product sales, if any.  A therapeutic candidate may not result in commercial success for various reasons, including:

•	difficulty in large-scale manufacturing;

•
low market acceptance by physicians, healthcare payors, patients and the medical community as a result of lower demonstrated clinical safety or efficacy compared to other products, prevalence and severity of adverse side effects, or other potential disadvantages relative to alternative treatment methods;

•	insufficient or unfavorable levels of reimbursement from government or third-party payors;

•	infringement on proprietary rights of others for which we or our licensees have not received licenses;

•	incompatibility with other therapeutic products;

•	other potential advantages of alternative treatment methods;

•	ineffective marketing and distribution support;

•	lack of cost-effectiveness; or

•	timing of market introduction of competitive products.

If we are unable to develop commercially viable products, either on our own or through licensees, our business, results of operations and financial condition will be materially and adversely affected.

We could be adversely affected if healthcare reform measures substantially change the market for medical care or healthcare coverage in the United States.

The U.S. Congress recently adopted the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (collectively, the PPACA), important legislation regarding health insurance which may have far-reaching consequences for most health care companies, including biopharmaceutical companies such as ours.  Under the new legislation, substantial changes are going to be made to the current system for paying for healthcare in the United States, including changes made in order to extend medical benefits to those who currently lack insurance coverage.

Extending coverage to a large population could substantially change the structure of the health insurance system and the methodology for reimbursing medical services, drugs and devices.  These structural changes could entail modifications to the existing system of private payors and government programs (Medicare, Medicaid and State Children’s Health Insurance Program), creation of a government-sponsored healthcare insurance source, or some combination of both, as well as other changes.  Restructuring the coverage of medical care in the United States could impact the reimbursement for prescribed drugs and biopharmaceuticals, such as those we and our licensees are currently developing.  If reimbursement for our approved products, if any, is substantially reduced in the future, or rebate obligations associated with them are substantially increased, our business could be materially and adversely impacted.

Extending medical benefits to those who currently lack coverage will likely result in substantial cost to the U.S. federal government, which may force significant changes to the healthcare system in the United States.  Much of the funding for expanded healthcare coverage may be sought through cost savings.  While some of these savings may come from realizing greater efficiencies in delivering care, improving the effectiveness of preventive care and enhancing the overall quality of care, much of the cost savings may come from reducing the cost of care.

Cost of care could be reduced by decreasing the level of reimbursement for medical services or products (including those biopharmaceuticals currently being developed by us or our licensees), or by restricting coverage (and, thereby, utilization) of medical services or products.  In either case, a reduction in the utilization of, or reimbursement for, any product for which we receive marketing approval in the future could have a materially adverse effect on our financial performance.

The PPACA also requires the medical device industry to subsidize healthcare reform in the form of a 2.3% excise tax on U.S. sales of certain medical devices beginning January 1, 2013 and also includes new regulatory mandates and other measures designed to constrain medical costs, as well as stringent new reporting requirements of financial relationships between device manufacturers and physicians and hospitals.

If third-party payors do not adequately reimburse customers for any of our therapeutic candidates that are approved for marketing, they might not be purchased or used, and our revenues and profits will not develop or increase.

Our revenues and profits will depend heavily upon the availability of adequate reimbursement for the use of our approved candidates, if any, from governmental or other third-party payors, both in the United States and in foreign markets.  Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that the use of an approved product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining reimbursement approval for a product from each government or other third-party payor is a time-consuming and costly process that could require us or our licensees to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to each payor.  Even when a payor determines that a product is eligible for reimbursement, the payor may impose coverage limitations that preclude payment for some uses that are approved by the FDA or comparable foreign regulatory authorities.  Reimbursement rates may vary according to the use of the product and the clinical setting in which it used, may be based on payments allowed for lower-cost products that are already reimbursed, may be incorporated into existing payments for other products or services, and may reflect budgetary constraints and/or imperfections in Medicare, Medicaid or other data used to calculate these rates.

Regardless of the impact of the PPACA on us, the U.S. government, other governments and commercial payors have shown significant interest in pursuing healthcare reform and reducing healthcare costs.  Any government-adopted reform measures could cause significant pressure on the pricing of healthcare products and services, including those biopharmaceuticals currently being developed by us or our licensees, in the United States and internationally, as well as the amount of reimbursement available from governmental agencies or other third party payors.  The continuing efforts of the U.S. and foreign governments, insurance companies, managed care organizations and other payors to contain or reduce healthcare costs may compromise our ability to set prices at commercially attractive levels for our products that we may develop, which in turn could adversely impact how much or under what circumstances healthcare providers will prescribe or administer our products, if approved.  Changes in healthcare policy, such as the creation of broad limits for diagnostic products, could substantially diminish the sale of or inhibit the utilization of diagnostic tests, increase costs, divert management’s attention and adversely affect our ability to generate revenues and achieve consistent profitability.  This could materially and adversely impact our business by reducing our ability to generate revenue, raise capital, obtain additional collaborators and market our products, if approved.

Further, the Centers for Medicare and Medicaid Services, or CMS, frequently change product descriptors, coverage policies, product and service codes, payment methodologies and reimbursement values.  Third-party payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, and both CMS and other third-party payors may have sufficient market power to demand significant price reductions.

Our business has a substantial risk of clinical trial and product liability claims.  If we are unable to obtain and maintain appropriate levels of insurance, a claim could adversely affect our business.

Our business exposes us to significant potential clinical trial and product liability risks that are inherent in the development, manufacturing and sales and marketing of human therapeutic products. Although we do not currently commercialize any products, claims could be made against us based on the use of our therapeutic candidates in clinical trials. We currently carry life science liability insurance covering general liability with a coverage amount of $10.0 million per occurrence, products liability with an annual coverage amount of $5.0 million in the aggregate, and clinical trial insurance with a coverage amount of $10.0 million in the aggregate. The maximum indemnity for a single occurrence or circumstances under this policy is $10.0 million. In addition to this policy, we carry excess liability insurance with a coverage amount of $5.0 million which increases the coverage limit provided by our life science insurance package. However, our insurance may not provide adequate coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to maintain current amounts of insurance coverage or obtain additional or sufficient insurance at a reasonable cost to protect against losses that could have a material adverse effect on us. If a claim is brought against us, we might be required to pay legal and other expenses to defend the claim, as well as damages awards beyond the coverage of our insurance policies resulting from a claim brought successfully against us. Furthermore, whether or not we are ultimately successful in defending any claims, we might be required to direct significant financial and managerial resources to such defense, and adverse publicity is likely to result.

We deal with hazardous materials and must comply with environmental, health and safety laws and regulations, which can be expensive and restrict how we do business.

Our activities and those of our third-party manufacturers on our behalf involve the controlled storage, use and disposal of hazardous materials, including microbial agents, corrosive, explosive and flammable chemicals and other hazardous compounds.  We and our manufacturers are subject to U.S. federal, state, local, Israeli and other foreign laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials.  Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by these laws and regulations, we cannot eliminate the risk of accidental contamination or injury from these materials.  In addition, if we develop a manufacturing capacity, we may incur substantial costs to comply with environmental regulations and would be subject to the risk of accidental contamination or injury from the use of hazardous materials in our manufacturing process.

In the event of an accident, government authorities may curtail our use of these materials and interrupt our business operations. In addition, we could be liable for any civil damages that result, which may exceed our financial resources and may seriously harm our business. Although our Israeli insurance program covers certain unforeseen sudden pollutions, we do not maintain a separate insurance policy for any of the foregoing types of risks. In addition, although the general liability section of our life sciences policy covers certain unforeseen, sudden environmental issues, pollution in the United States and Canada is excluded from the policy. In the event of environmental discharge or contamination or an accident, we may be held liable for any resulting damages, and any liability could exceed our resources. In addition, we may be subject to liability and may be required to comply with new or existing environmental laws regulating pharmaceuticals or other medical products in the environment.

Risks Related to Intellectual Property

Our access to most of the intellectual property associated with our therapeutic candidates results from in-license agreements with universities, research institutions and biotechnology companies, the termination of which would prevent us from commercializing the associated therapeutic candidates.

We do not conduct our own initial research with respect to the identification of our therapeutic candidates.  Instead, we rely upon research and development work conducted by third parties as the primary source of our therapeutic candidates.  As such, we have obtained our rights to the majority of our therapeutic candidates through in-license agreements entered into with universities, research institutions and biotechnology companies that invent and own the intellectual property underlying our candidates.  There is no assurance that such in-licenses or rights will not be terminated or expire due to a material breach of the agreements, such as a failure on our part to achieve certain progress milestones set forth in the terms of the in-licenses or due to the loss of the rights to the underlying intellectual property by any of our licensors.  There is no assurance that we will be able to renew or renegotiate an in-licensing agreement on acceptable terms if and when the agreement terminates.  We cannot guarantee that any in-license is enforceable or will not be terminated or converted into a non-exclusive license in the future.  The termination of any in-license or our inability to enforce our rights under any in-license would materially and adversely affect our ability to commercialize certain of our therapeutic candidates.

We currently have in-licensing agreements relating to our lead therapeutic candidates under clinical development. In January 2005, we in-licensed the rights to BL-1040 under a license agreement with B.G. Negev Technologies. Under the BL-1040 license agreement, we are obligated to use commercially reasonable efforts to develop the licensed technology in accordance with a specified development plan, including meeting certain specified diligence goals. In September 2012, we in-licensed the rights to BL-8040 under a license agreement from Biokine. Under the BL-8040 license agreement, we are obligated to make commercially reasonable, good faith efforts to sublicense or commercialize BL-8040 for fair consideration. In February 2011, we in-licensed the rights to BL-7010 from Univalor. Under the BL-7010 license agreement, we are obligated to use commercially reasonable efforts to develop the licensed technology in accordance with a specified development plan, including meeting certain specified diligence goals. In November 2007, we in-licensed the rights to BL-5010 under a license agreement with IPC. Under the BL-5010 license agreement, we are obligated to use commercially reasonable efforts to develop the licensed technology in accordance with a specified development plan, including meeting certain specified diligence goals. In June 2011, we in-licensed the rights to BL-7040 under a license agreement from Yissum. Under the BL-7040 license agreement, we are responsible for, and are required to exert, reasonable commercial efforts to carry out the development, regulatory, manufacturing, and marketing work necessary to develop and commercialize products under the agreement in accordance with a specified development plan. In January 2012, we in-licensed the rights to BL-8020 under a license agreement from Panmed, Inc., or Panmed, and Genoscience. Under the BL-8020 license agreement, we were obligated to use commercially reasonable efforts to develop and commercialize the licensed technology in accordance with a specified development plan. Due to a number of considerations, including the potential for other viral indications, as well as a re-prioritization of our pipeline, we agreed with them that as of April 1, 2014, the license agreement would be terminated and that we would enter into a collaboration agreement whereby, among other things, the licensors agreed to take over development of the drug in consideration for 28% of future sublicense receipts by the licensors, and we agreed to supply, at the licensors’ request and in consideration for full payment, the drug needed for a clinical trial to be administered by the licensors. Genoscience and Panmed will in the near future be deciding on the direction of the current phase 1/2 study as well as assessing potential additional indications.

Each of the foregoing in-licensing agreements, or the obligation to pay royalties thereunder, will generally remain in effect until the expiration, under the applicable agreement, of all of the licensing, royalty and sublicense revenue obligations to the applicable licensors, determined on a product-by-product and country-by-country basis. We may terminate the BL-1040 in-licensing agreement by providing 60 days’ prior written notice to B.G. Negev Technologies. We may terminate the BL-8040 in-licensing agreement upon 90 days’ prior written notice to Biokine. We may terminate the BL-7010 in-licensing agreement, the BL-5010 in-licensing agreement or the BL-7040 in-licensing agreement upon 30 days’ prior written notice to the respective licensor.

Any party to any of the foregoing in-licensing agreements may terminate the respective agreement for material breach by the other party if the breaching party is unable to cure the breach within an agreed upon period, generally 30 days to 90 days, after receiving written notice of the breach from the non-breaching party. Each of the foregoing in-licensing agreements provide that with respect to any termination for material breach, if the breach is not susceptible to cure within the stated period and the breaching party uses diligent, good faith efforts to cure such breach, the stated period will be extended by an additional 30 days. In addition, either party to one of the foregoing in-licensing agreements  may terminate the agreement upon notice to the other upon the occurrence of certain bankruptcy events.

Patent protection for our products is important and uncertain.

Our success depends, in part, on our ability, and the ability of our licensees and licensors to obtain patent protection for our therapeutic candidates, maintain the confidentiality of our trade secrets and know how, operate without infringing on the proprietary rights of others and prevent others from infringing our proprietary rights.

We try to protect our proprietary position by, among other things, filing U.S., European, Israeli and other patent applications related to our proprietary products, technologies, inventions and improvements that may be important to the continuing development of our therapeutic candidates. As of March 31, 2014, we owned or exclusively licensed for uses within our field of business 17 patent families that, collectively, contain 46 issued patents, four allowed patent applications and 43 pending patent applications relating to our clinical candidates. We are also pursuing patent protection for other drug candidates in our pipeline.

Because the patent position of biopharmaceutical companies involves complex legal and factual questions, we cannot predict the validity and enforceability of patents with certainty.  Our issued patents and the issued patents of our licensees or licensors may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges by third parties.  Thus, any patents that we own or license from others may not provide any protection against competitors.  Our pending patent applications, those we may file in the future or those we may license from third parties may not result in patents being issued.  If these patents are issued, they may not provide us with proprietary protection or competitive advantages against competitors with similar technology.  The degree of future protection to be afforded by our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage.

Patent rights are territorial; thus, the patent protection we do have will only extend to those countries in which we have issued patents.  Even so, the laws of certain countries do not protect our intellectual property rights to the same extent as do the laws of the United States and Israel.  For example, the patent laws of China and India are relatively new and are not as developed as are older, more established patent laws of other countries.  Competitors may successfully challenge our patents, produce similar drugs or products that do not infringe our patents, or produce drugs in countries where we have not applied for patent protection or that do not respect our patents.  Furthermore, it is not possible to know the scope of claims that will be allowed in published applications and it is also not possible to know which claims of granted patents, if any, will be deemed enforceable in a court of law.

Our technology may infringe the rights of third parties.  The nature of claims contained in unpublished patent filings around the world is unknown to us and it is not possible to know which countries patent holders may choose for the extension of their filings under the Patent Cooperation Treaty, or other mechanisms.  Any infringement by us of the proprietary rights of third parties may have a material adverse effect on our business, financial condition and results of operations.

If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

We rely on a combination of patents, trade secrets, know-how, technology, trademarks and regulatory exclusivity to maintain our competitive position.  We generally try to protect trade secrets, know-how and technology by entering into confidentiality or non-disclosure agreements with parties that have access to it, such as our licensees, employees, contractors and consultants.  We also enter into agreements that purport to require the disclosure and assignment to us of the rights to the ideas, developments, discoveries and inventions of our employees, advisors, research collaborators, contractors and consultants while we employ or engage them.  However, these agreements can be difficult and costly to enforce or may not provide adequate remedies.  Any of these parties may breach the confidentiality agreements and willfully or unintentionally disclose our confidential information, or our competitors might learn of the information in some other way.  The disclosure to, or independent development by, a competitor of any trade secret, know-how or other technology not protected by a patent could materially adversely affect any competitive advantage we may have over any such competitor.

To the extent that any of our employees, advisors, research collaborators, contractors or consultants independently develop, or use independently developed, intellectual property in connection with any of our projects, disputes may arise as to the proprietary rights to this type of information.  If a dispute arises with respect to any proprietary right, enforcement of our rights can be costly and unpredictable and a court may determine that the right belongs to a third party.

Legal proceedings or third-party claims of intellectual property infringement may require us to spend substantial time and money and could prevent us from developing or commercializing products.

The development, manufacture, use, offer for sale, sale or importation of our therapeutic candidates may infringe on the claims of third-party patents.  A party might file an infringement action against us.  The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial.  Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively because of their substantially greater financial resources.  Uncertainties resulting from the initiation and continuation or defense of a patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.  Patent litigation and other proceedings may also absorb significant management time.  Consequently, we are unable to guarantee that we will be able to manufacture, use, offer for sale, sell or import our therapeutic candidates in the event of an infringement action.  At present, we are not aware of pending or threatened patent infringement actions against us.

In the event of patent infringement claims, or to avoid potential claims, we may choose or be required to seek a license from a third party and would most likely be required to pay license fees or royalties or both.  These licenses may not be available on acceptable terms, or at all.  Even if we were able to obtain a license, the rights may be non-exclusive, which could potentially limit our competitive advantage.  Ultimately, we could be prevented from commercializing a therapeutic candidate or be forced to cease some aspect of our business operations if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms.  This inability to enter into licenses could harm our business significantly.  At present, we have not received any written demands from third parties that we take a license under their patents nor have we received any notice form a third party accusing us of patent infringement.

Our license agreements with our licensees, including Bellerophon and our co-development partners, contain, and any contract that we enter into with licensees in the future will likely contain, indemnity provisions that obligate us to indemnify the licensee against any losses arising from infringement of third party intellectual property rights. In addition, our in-license agreements contain provisions that obligate us to indemnify the licensors against any damages arising from the development, manufacture and use of products developed on the basis of the in-licensed intellectual property.

We may be subject to other patent-related litigation or proceedings that could be costly to defend and uncertain in their outcome.

In addition to infringement claims against us, we may in the future become a party to other patent litigation or proceedings, including interference or re- examination proceedings filed with the U.S. Patent and Trademark Office or opposition proceedings in other foreign patent offices regarding intellectual property rights with respect to our products and technology, as well as other disputes regarding intellectual property rights with licensees, licensors or others with whom we have contractual or other business relationships. Post-issuance oppositions are not uncommon and we, our licensee or our licensor will be required to defend these opposition procedures as a matter of course.  Opposition procedures may be costly, and there is a risk that we may not prevail.

We may be subject to damages resulting from claims that we or our employees or contractors have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees and contractors were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors.  Although no claims against us are currently pending, we may be subject to claims that we or any employee or contractor has inadvertently or otherwise used or disclosed trade secrets or other proprietary information of his or her former employers.  Litigation may be necessary to defend against these claims.  If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel.  A loss of key research personnel or their work product could hamper or prevent our ability to commercialize certain therapeutic candidates, which could severely harm our business, financial condition and results of operations.  Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

The intellectual property associated with one of our therapeutic candidates is pledged as security for our obligations associated with the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor’s biotechnology incubator program.

In May 2004, the OCS invited companies to bid to establish and operate OCS-funded biotechnological incubators to provide a physical, organized and professional platform for commercializing biotechnological research and development projects. We submitted a proposal to operate a biotechnological incubator, and our proposal was selected by the OCS. Accordingly, we entered into an incubator agreement with the OCS in January 2005. The agreement was renewed through December 31, 2013, as of which date it expired. There are no projects currently being developed in the framework of the incubator, and we are in the process of terminating its activities.

The funding provided to us under the incubator agreement was in the form of separate loans for each approved project initiated by our incubator. Each loan is subject to repayment out of the revenues generated by that project and the sale or license of technologies thereunder, with interest. If revenues are not achieved with respect to a project, there is no obligation to repay the loan, subject to certain terms and conditions. All assets and intellectual property held by the incubator for development through the incubator program was pledged as security for our obligations under the incubator agreement. In addition, all intellectual property held by the incubator program is subject to restrictions imposed by the OCS with respect to transfer in Israel or abroad of rights to manufacture products based on the intellectual property or of rights to the intellectual property itself.

Risks Related to our Ordinary Shares and ADSs

We may be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2014 or in any subsequent year. There may be negative tax consequences for U.S. taxpayers that are holders of our Ordinary Shares or our ADSs.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of our gross income is “passive income” or (ii) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We believe that we were a PFIC during certain prior years and, although we have not determined whether we will be a PFIC in 2014, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. If we are a PFIC in 2014, or any subsequent year, and a U.S. shareholder does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. shareholder, and any gain realized on the sale or other disposition of our Ordinary Shares or ADSs will be subject to special rules. Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for the Ordinary Shares (or ADSs, as the case may be); (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold our Ordinary Shares or ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election. A U.S. shareholder can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. A QEF election generally may not be revoked without the consent of the IRS. Upon request, we will annually furnish U.S. shareholders with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. shareholder) and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC.

The market prices of our Ordinary Shares and ADSs are subject to fluctuation, which could result in substantial losses by our investors.

The stock market in general and the market prices of our Ordinary Shares on the TASE and ADSs on the Nasdaq, in particular, are subject to fluctuation, and changes in these prices may be unrelated to our operating performance.  We expect that the market prices of our Ordinary Shares and ADSs will continue to be subject to wide fluctuations.  The market price of our Ordinary Shares and ADSs are and will be subject to a number of factors, including:

•	announcements of technological innovations or new products by us or others;

•	announcements by us of significant acquisitions, strategic partnerships, in-licensing, out-licensing, joint ventures or capital commitments;

•	expiration or terminations of licenses, research contracts or other collaboration agreements;

•	public concern as to the safety of drugs we, our licensees or others develop;

•	general market conditions;

•	the volatility of market prices for shares of biotechnology companies generally;

•	success of research and development projects;

•	departure of key personnel;

•	developments concerning intellectual property rights or regulatory approvals;

•	variations in our and our competitors’ results of operations;

•	changes in earnings estimates or recommendations by securities analysts, if our Ordinary Shares or ADSs are covered by analysts;

•	statements about the Company made in the financial media or by bloggers on the Internet;

•	changes in government regulations or patent decisions;

•	developments by our licensees; and

•	general market conditions and other factors, including factors unrelated to our operating performance.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of our Ordinary Shares and result in substantial losses by our investors.

Additionally, market prices for securities of biotechnology and pharmaceutical companies historically have been very volatile.  The market for these securities has from time to time experienced significant price and volume fluctuations for reasons unrelated to the operating performance of any one company.  In the past, following periods of market volatility, shareholders have often instituted securities class action litigation.  If we were involved in securities litigation, it could have a substantial cost and divert resources and attention of management from our business, even if we are successful.

Future sales of our Ordinary Shares or ADSs could reduce the market price of our Ordinary Shares and ADSs.

Substantial sales of our Ordinary Shares or ADSs, either on the TASE or on the Nasdaq, may cause the market price of our Ordinary Shares or ADSs to decline.  Sales by us or our securityholders of substantial amounts of our Ordinary Shares or ADSs, or the perception that these sales may occur in the future, could cause a reduction in the market price of our Ordinary Shares or ADSs.

In February 2012, we issued an aggregate of 5,244,301 of our ADSs for a purchase price of $2.86 per ADS.  Purchasers also received an aggregate of 2,622,157 five-year warrants to purchase ADSs at an exercise price of $3.57 per ADS.

In February 2013, we issued 2,666,667 of our ADSs to OrbiMed Israel Partners Limited Partnership, or OrbiMed, for a purchase price of $3.00 per ADS. OrbiMed also received 1,600,000 five-year warrants to purchase ADSs at an exercise price of $3.94 per ADS.

In May 2014, we signed the Purchase Agreement for the sale, from time to time, of up to $20 million of our ADSs to Lincoln Park Capital Fund, LLC, or LPC. During the 36-month term of the Purchase Agreement, we control the timing and amount of any sales to LPC, if and when we decide, in accordance with the Purchase Agreement. LPC has no right to require us to sell any ADSs to LPC, but LPC is obligated to make purchases as we direct, subject to certain conditions. The purchase price related to any sales to LPC is based on the prevailing market prices of our ADSs immediately preceding the notice of sale to LPC, without any fixed discount. The agreement may be terminated by us at any time, at our sole discretion, without any cost or penalty.  The registration statement of which this prospectus is a part registers 10,400,000 ADSs for sale pursuant to the Purchase Agreement.

The issuance of any additional Ordinary Shares, any additional ADSs, or any securities that are exercisable for or convertible into our Ordinary Shares or ADSs, may have an adverse effect on the market price of our Ordinary Shares and ADSs and will have a dilutive effect on our shareholders.

Raising additional capital by issuing securities may cause dilution to existing shareholders.

We may need to raise substantial future capital to continue to complete clinical development and commercialize our products and therapeutic candidates and to conduct the research and development and clinical and regulatory activities necessary to bring our therapeutic candidates to market.  Our future capital requirements will depend on many factors, including:

•	the failure to obtain regulatory approval or achieve commercial success of our therapeutic candidates, including BL-1040, BL-8040, BL-7010, BL-5010, BL-7040 and BL-8020;

•	our success in effecting out-licensing arrangements with third-parties;

•	our success in establishing other out-licensing arrangements;

•	the success of our licensees in selling products that utilize our technologies;

•	the results of our preclinical studies and clinical trials for our earlier stage therapeutic candidates, and any decisions to initiate clinical trials if supported by the preclinical results;

•	the costs, timing and outcome of regulatory review of our therapeutic candidates that progress to clinical trials;

•	the costs of establishing or acquiring specialty sales, marketing and distribution capabilities, if any of our therapeutic candidates are approved, and we decide to commercialize them ourselves;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;

•	the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships; and

•	the costs of financing unanticipated working capital requirements and responding to competitive pressures.

If we raise additional funds through licensing arrangements with third parties, we may have to relinquish valuable rights to our therapeutic candidates, or grant licenses on terms that are not favorable to us.  If we raise additional funds by issuing equity or convertible debt securities, we will reduce the percentage ownership of our then-existing shareholders, and these securities may have rights, preferences or privileges senior to those of our existing shareholders.  See also “— Future sales of our Ordinary Shares or ADSs could reduce the market price of our Ordinary Shares and ADSs.”

Risks Associated with the Nasdaq Listing of our ADSs

Our Ordinary Shares and our ADSs are traded on different markets and this may result in price variations.

Our Ordinary Shares have been traded on the TASE since February 2007.  Our ADSs have been listed on the Nasdaq since July 2011.  Trading in our securities on these markets takes place in different currencies (dollars on the Nasdaq and NIS on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel).  The trading prices of our securities on these two markets may differ due to these and other factors.  Any decrease in the price of our securities on one of these markets could cause a decrease in the trading price of our securities on the other market.

We have incurred additional increased costs as a result of the listing of our ADSs for trading on the Nasdaq, and we may need to devote substantial resources to address new compliance initiatives and reporting requirements.

As a public company in the United States, we incur additional significant accounting, legal and other expenses as a result of listing our ADSs on the Nasdaq.  These include costs associated with corporate governance requirements of the SEC and the Marketplace Rules of the Nasdaq, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act.  These rules and regulations have increased our legal and financial compliance costs, introduced new costs such as investor relations, stock exchange listing fees and shareholder reporting, and made some activities more time consuming and costly.  Any future changes in the laws and regulations affecting public companies in the United States and Israel, including Section 404 and other provisions of the Sarbanes-Oxley Act, the rules and regulations adopted by the SEC and the Marketplace Rules of the Nasdaq, as well as applicable Israeli reporting requirements, for so long as they apply to us, will result in increased costs to us as we respond to such changes.  These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.  The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as executive officers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic issuers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the Marketplace Rules of the Nasdaq for domestic issuers. For instance, we may follow home country practice in Israel with regard to, among other things, composition of the Board of Directors, director nomination procedure, composition of the compensation committee, approval of compensation of officers, and quorum at shareholders’ meetings. In addition, we will follow our home country law, instead of the Marketplace Rules of the Nasdaq, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.  Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on the Nasdaq may provide less protection than is accorded to investors under the Marketplace Rules of the Nasdaq applicable to domestic issuers.

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act as they apply to a foreign private issuer that is listed on a U.S. exchange, or our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned and our stock price and ADS price may suffer.

Section 404 of the Sarbanes-Oxley Act requires companies subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its subsidiaries’ internal controls over financial reporting.  To comply with this statute, we are required to document and test our internal control procedures, and our management is required to assess and issue a report concerning our internal controls over financial reporting.  In addition, our independent registered public accounting firm may be required to issue an opinion on management’s assessment of those matters.

The continuous process of strengthening our internal controls and complying with Section 404 is complicated and time-consuming.  Furthermore, as our business continues to grow both domestically and internationally, our internal controls will become more complex and will require significantly more resources and attention to ensure our internal controls remain effective overall.  During the course of its testing, our management may identify material weaknesses or significant deficiencies, which may not be remedied in a timely manner to meet the deadline imposed by the Sarbanes-Oxley Act.  If our management cannot favorably assess the effectiveness of our internal controls over financial reporting, or our independent registered public accounting firm identifies material weaknesses in our internal controls, investor confidence in our financial results may weaken, and the market price of our securities may suffer.

Risks Related to our Operations in Israel

We conduct our operations in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel and its region.

Our headquarters, all of our operations and some of our suppliers and third party contractors are located in central Israel and our key employees, officers and most of our directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and results of operations and could make it more difficult for us to raise capital. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party; and during the winter of 2008-2009 and the autumn of 2012, Israel was engaged in armed conflicts with Hamas, a militia group and political party operating in the Gaza Strip. These conflicts involved missile strikes against civilian targets in various parts of Israel, and negatively affected business conditions in Israel. In addition, Israel faces threats from more distant neighbors, in particular Iran. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, and government-backed forces in Syria. Recent political uprisings and social unrest in various countries in the Middle East and North Africa are affecting the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between Israel and these countries, and has raised concerns regarding security in the region and the potential for armed conflict. These situations may escalate in the future to more violent events which may affect Israel and us. Among other things, this instability may affect the global economy and marketplace through changes in oil and gas prices. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations. For example, any major escalation in hostilities in the region could result in a portion of our employees being called up to perform military duty for an extended period of time. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in the agreements.

Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to an economic boycott. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business.

Our operations may be disrupted as a result of the obligation of management or key personnel to perform military service.

Many of our male employees in Israel, including members of our senior management, are obligated to perform one month, and in some cases more, of annual military reserve duty until they reach the age of 40 (or older, for officers or reservists with certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists, and recently some of our employees have been called up in connection with armed conflicts. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees or of one or more of our key employees. Such disruption could materially adversely affect our business, financial condition and results of operations.

Because a certain portion of our expenses is incurred in currencies other than the NIS, our results of operations may be harmed by currency fluctuations and inflation.

Our reporting and functional currency is the NIS, and we pay a substantial portion of our expenses in NIS. The revenues from our out-licensing and co-development arrangements are payable in U.S. dollars and we expect our revenues from future licensing arrangements to be denominated in U.S. dollars or in Euros. As a result, we are exposed to the currency fluctuation risks relating to the recording of our revenues in NIS. For example, if the NIS strengthens against either the U.S. dollar or the Euro, our reported revenues in NIS may be lower than anticipated. The Israeli rate of inflation has generally not offset or compounded the effects caused by fluctuations between the NIS and the U.S. dollar or the Euro. From time to time,  we have engaged in hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of the currencies mentioned above, primarily the U.S. dollar, in relation to the NIS. Although the Israeli rate of inflation has not had a material adverse effect on our financial condition during 2011, 2012 or 2013, we may, in the future, decide to enter into additional currency hedging transactions. These measures, however, may not adequately protect us from material adverse effects.

We have received Israeli government grants and loans for the operation of a biotechnology incubator and for certain research and development expenditures.  The terms of these grants and loans may require us to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel.  We may be required to pay penalties in addition to repayment of the grants and loans.  Such grants and loans may be terminated or reduced in the future, which would increase our costs.

Our research and development efforts, including the operation of our biotechnology incubator, have been financed, in part, through grants and loans that we have received from the OCS. Of our nine current development projects, two were approved for funding by the OCS: BL-1040 and BL-7040. In addition, before we in-licensed BL-8040, Biokine had received funding for the project from the OCS, and as a condition to OCS consent to our in-licensing of BL-8040, we were required to agree to abide by any obligations resulting from such funding. We therefore must comply with the requirements of the Israeli Law for the Encouragement of Industrial Research and Development, 1984, and related regulations, or the Research Law with respect to these projects. Through March 31, 2014, we have received approximately NIS 76.1 million ($21.8 million) in funding from the OCS, of which approximately NIS 53.7 million ($15.4 million) was funding provided to our biotechnology incubator. The aggregate funding amount includes funding of approximately NIS 65.6 million ($18.8 million) for projects that have been terminated, which we will not be required to repay. When know-how, technology or products are developed using OCS grants, the terms of these grants and the Research Law restrict the transfer of that know-how (as well as know-how that is derived from funded know-how) and the development or manufacture of those products out of Israel without the prior approval of the OCS. Therefore, the discretionary approval of an OCS committee will be required for any transfer to third parties of our therapeutic candidates developed with OCS funding, for the purpose of the commercialization of our product candidates. We received approval in 2009 for the out-licensing of BL-1040 to Bellerophon; however the out-licensing of BL-7040 and BL-8040 to any party outside of Israel will be subject to the prior approval of the OCS. There is no assurance that we will receive the required approvals should we wish to transfer this technology or development out of Israel in the future. Furthermore, the OCS committee may impose certain conditions on any arrangement under which we transfer technology or development out of Israel. Transfers of know-how from OCS funded programs, including our biotechnology incubator, even if approved by the OCS, may be subject to restrictions set forth in the Research Law, and may include payments to the OCS.

The transfer abroad of the manufacturing of any OCS-supported product or technology is also subject to various conditions, including the payment of increased royalties equal to, in the aggregate, up to 300% of the total grant amounts received in connection with the product or technology, plus interest, depending on the portion of total manufacturing that is performed outside of Israel. Payment of the increased royalties would constitute the repayment amount required with respect to the OCS grants received for the development of the products or technology for which the manufacturing is performed outside of Israel. In addition, any decrease in the percentage of manufacture performed in Israel of any product or technology, as originally declared in the application to the OCS with respect to the product or technology, may require us to notify, or to obtain the approval of, the OCS, and may result in increased royalty payments to the OCS of up to 300% of the total grant amounts received in connection with the product or technology, plus interest, depending on the portion of total manufacturing that is performed outside of Israel. These restrictions may impair our ability to sell our technology assets or to outsource or transfer development or manufacturing activities with respect to any product or technology. These restrictions continue to apply even after we have repaid any grants, in whole or in part, unless otherwise agreed by the designated OCS committee.

We cannot be certain that any approval of the OCS will be obtained on terms that are acceptable to us, or at all. Furthermore, if we undertake a transaction involving the transfer to a non-Israeli entity of technology developed with OCS funding pursuant to a merger or similar transaction, the consideration available to our shareholders may be reduced by the amounts we are required to pay to the OCS. If we fail to comply with the conditions imposed by the OCS, including the payment of royalties with respect to grants received, we may be required to refund any payments previously received, together with interest and penalties, and may be subject to criminal penalties.

Provisions of Israeli law may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions.  For example, a merger may not be consummated unless at least 50 days have passed from the date that a merger proposal was filed by each merging company with the Israel Registrar of Companies and at least 30 days from the date that the shareholders of both merging companies approved the merger.  In addition, a majority of each class of securities of the target company must approve a merger.  Moreover, a full tender offer can only be completed if the acquirer receives at least 95% of the issued share capital (provided that a majority of the offerees that do not have a personal interest in such tender offer shall have approved the tender offer, except that if the total votes to reject the tender offer represent less than 2% of the company’s issued and outstanding share capital, in the aggregate, approval by a majority of the offerees that do not have a personal interest in such tender offer is not required to complete the tender offer), and the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition the court to alter the consideration for the acquisition (unless the acquirer stipulated in the tender offer that a shareholder that accepts the offer may not seek appraisal rights).

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax.  For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law.  With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are restricted.  Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred.

These and other similar provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

We have received Israeli government grants and loans for the operation of a biotechnology incubator and for certain research and development expenditures.  The terms of these grants and loans may require us to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel.  We may be required to pay penalties in addition to repayment of the grants and loans.  Such grants and loans may be terminated or reduced in the future, which would increase our costs.

It may be difficult to enforce a U.S. judgment against us and our officers and directors named in this prospectus in Israel or the United States, or to serve process on our officers and directors.

We are incorporated in Israel. All of our executive officers and the majority of our directors reside outside of the United States, and all of our assets and most of the assets of our executive officers and directors are located outside of the United States. Therefore, a judgment obtained against us or any of our executive officers and directors in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel.

Your rights and responsibilities as a shareholder will be governed by Israeli law which may differ in some respects from the rights and responsibilities of shareholders of U.S. companies.

We are incorporated under Israeli law.  The rights and responsibilities of the holders of our Ordinary Shares are governed by our Articles of Association and Israeli law.  These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S.-based corporations.  In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and interested party transactions requiring shareholder approval.  In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company.  There is limited case law available to assist us in understanding the implications of these provisions that govern shareholders’ actions.  These provisions may be interpreted to impose additional obligations and liabilities on holders of our Ordinary Shares that are not typically imposed on shareholders of U.S. corporations.

Risks Related to this Offering

The resale of these ADSs by Lincoln Park could depress the market price of our ADSs.

We are registering an aggregate of 10,400,000 ADS under this registration statement for issuance pursuant to the Purchase Agreement. It is anticipated that ADSs registered in this offering will be sold over a period of up to 36 months from the date that sales were eligible to commence under the Purchase Agreement. Depending upon market liquidity at the time, Lincoln Park’s sale of the ADSs into the public market under this prospectus could cause the trading price of our ADSs to decline. The sale of a substantial number of our ADSs under this offering, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales. In addition, because the purchase price for the ADSs that we may sell to Lincoln Park under the Purchase Agreement is variable (based on the future trading prices of our ADSs immediately preceding the time of sale), if the purchase price to Lincoln Park decreases (due to sales by Lincoln Park in the market or otherwise), this could allow Lincoln Park to receive greater numbers of ADSs, the resales of which could further depress the trading price. You should be aware that there is an inverse relationship between the market price of our ADSs and the number of ADSs that may be sold pursuant to the Purchase Agreement.

Shareholders will experience significant dilution as we exercise our rights under the Purchase Agreement and sell ADSs to Lincoln Park.

As we exercise our rights under the Purchase Agreement and sell ADSs to Lincoln Park, existing shareholders will experience immediate dilution in their ownership of our ADSs and Ordinary Shares. Sales of our ADSs to Lincoln Park under the Purchase Agreement will not affect the rights or privileges of our existing shareholders, except that the economic and voting interests of our existing shareholders will be diluted as a result of any such sales. Although the number of ADSs that our existing shareholders own will not decrease, the ADSs owned by our existing shareholders will represent a smaller percentage of our total outstanding shares after any such sales to Lincoln Park.

Lincoln Park will pay less than the then-prevailing market price for our ADSs, which could cause the price of our ADSs to decline.

The ADSs to be sold to Lincoln Park pursuant to the Purchase Agreement will, depending on the type of purchase, be purchased at a discounted price equal to either (1) the lower of (i) the lowest Sale Price on the date we deliver the purchase notice, and (ii) the arithmetic average of the three lowest Closing Sale Prices during the ten consecutive trading days preceding the date we deliver the purchase notice, or (2) 95% of the volume weighted average price of the ADSs as reported on the Nasdaq during (i) the entire trading day on the date we deliver the accelerated purchase notice, if the volume of ADSs traded on the Nasdaq on the date we deliver the accelerated purchase notice has not exceeded the accelerated purchase share volume maximum (as defined below), or (ii) the portion of the date we deliver the accelerated purchase notice (calculated starting at the beginning of normal trading hours) until such time at which the volume of ADSs traded on the Nasdaq has exceeded the accelerated purchase share volume maximum.

As a result of this discount, Lincoln Park may have a financial incentive to sell our ADSs immediately upon receiving the ADSs to realize the profit equal to the difference between the purchase price and the market price. If Lincoln Park sells the ADSs, the price of our ADSs could decrease. If the price of our ADSs decreases, Lincoln Park may have a further incentive to sell the ADSs that it holds. These sales may have a further impact on the price of our ADSs.

We may use the net proceeds from ADSs issued pursuant to the Purchase Agreement in ways with which you may disagree.

We intend to use the net proceeds from ADSs issued to Lincoln Park pursuant to the Purchase Agreement for clinical project development, working capital and general corporate purposes. As of the date of this prospectus, we cannot specify with certainty all of the particular uses of the proceeds from ADSs issued to Lincoln Park pursuant to the Purchase Agreement.  Accordingly, we will have significant discretion in the use of the net proceeds of ADSs issued to Lincoln Park pursuant to the Purchase Agreement.  It is possible that we may allocate the proceeds differently than investors in this offering desire or that we will fail to maximize our return on these proceeds.  We may, subsequent to this offering, modify our intended use of the proceeds from those ADSs to pursue strategic opportunities that may arise, such as potential acquisition opportunities.  You will be relying on the judgment of our management with regard to the use of the net proceeds from the ADSs issued to Lincoln Park pursuant to the Purchase Agreement and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.  Any failure to apply the proceeds from ADSs issued to Lincoln Park pursuant to the Purchase Agreement effectively could have a material adverse effect on our business and cause a decline in the market price of our ADSs or Ordinary Shares.

EXCHANGE RATE INFORMATION

We prepare our financial statements in NIS.  No representation is made that the NIS amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all.

Fluctuations in the exchange rates between the NIS and the U.S. dollar will affect the dollar amounts received by owners of our Ordinary Shares on payment of dividends, if any, paid in NIS.

The following table sets forth information regarding the exchange rates of U.S. dollars per NIS for the periods indicated.  Average rates are calculated by using the daily representative rates as reported by the Bank of Israel on the last day of each month during the periods presented.

	NIS per U.S. $
Year Ended December 31,	High	Low	Average	Period End
2013	3.791	3.504	3.611	3.471
2012	4.084	3.700	3.844	3.733
2011	3.821	3.363	3.578	3.821
2010	3.894	3.549	3.730	3.549
2009	4.256	3.690	3.923	3.775
2008	4.022	3.230	3.586	3.802
2007	4.342	3.830	4.110	3.846

The following table sets forth the high and low daily representative rates for the NIS as reported by the Bank of Israel for each of the prior six months.

	NIS per U.S. $
Month	High	Low	Average	Period End
May 2014 (through May 28, 2014)	3.490	3.447	3.464	3.487
April 2014	3.493	3.461	3.476	3.466
March 2014	3.504	3.459	3.480	3.487
February 2014	3.549	3.496	3.517	3.496
January 2014	3.507	3.471	3.492	3.498
December 2013	3.530	3.471	3.505	3.471
November 2013	3.569	3.519	3.536	3.523

On May 28, 2014, the closing representative rate was $1.00 to NIS 3.487, as reported by the Bank of Israel.

PRICE RANGE OF OUR ORDINARY SHARES

Our Ordinary Shares have been trading on the TASE under the symbol “BLRX” since February 2007.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our Ordinary Shares on the TASE in NIS and U.S. dollars.  U.S. dollar per ordinary share amounts are calculated using the U.S. dollar representative rate of exchange on the date to which the high or low market price is applicable, as reported by the Bank of Israel.

	NIS		U.S.$
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual:
2013	1.79	0.59	0.49	0.16
2012	2.12	0.89	0.56	0.23
2011	3.24	1.13	0.91	0.30
2010	4.75	2.86	1.26	0.80
2009	5.68	0.86	1.53	0.23
2008	4.25	0.69	1.10	0.17
2007 (from February 8, 2007)	6.65	3.80	1.57	0.89
Quarterly:
First Quarter 2014	1.05	0.77	0.30	0.22
Fourth Quarter 2013	1.08	0.80	0.30	0.23
Third Quarter 2013	0.85	0.60	0.24	0.17
Second Quarter 2013	0.73	0.59	0.20	0.16
First Quarter 2013	1.79	0.63	0.49	0.17
Fourth Quarter 2012	1.39	0.94	0.36	0.25
Third Quarter 2012	1.18	0.90	0.30	0.22
Second Quarter 2012	1.12	0.89	0.30	0.23
First Quarter 2012	2.12	1.06	0.56	0.28
Fourth Quarter 2011	1.48	1.14	0.41	0.30
Third Quarter 2011	1.92	1.13	0.56	0.30
Second Quarter 2011	2.54	1.58	0.74	0.45
First Quarter 2011	3.24	2.15	0.91	0.60
Most Recent Six Months:
May 2014 (through May 28, 2014)	0.71	0.68	0.20	0.19
April 2014	0.80	0.70	0.23	0.20
March 2014	1.03	0.77	0.30	0.22
February 2014	1.03	0.98	0.29	0.28
January 2014	1.05	0.99	0.30	0.29
December 2013	1.05	0.91	0.30	0.23
November 2013	1.00	0.89	0.28	0.25

On May 28, 2014, the last reported sales price of our Ordinary Shares on the TASE was NIS 0.71 per share, or $0.20 per share (based on the exchange rate reported by the Bank of Israel for such date).  On May 28, 2014 the exchange rate of the NIS to the dollar was $1.00 = NIS 3.487, as reported by the Bank of Israel.  As of May 28, 2014 there were three shareholders of record of our Ordinary Shares.  The number of record holders is not representative of the number of beneficial holders of our Ordinary Shares.

PRICE RANGE OF OUR ADSs

Our ADSs have been trading on the Nasdaq under the symbol “BLRX” since July 2011.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ADSs on the Nasdaq in U.S. dollars.

	U.S.$
	Price Per ADS
	High	Low
Annual:
2013	4.75	1.58
2012	5.55	2.23
2011 (from July 25, 2011)	5.59	2.75
Quarterly:
First Quarter 2014	3.07	2.21
Fourth Quarter 2013	2.96	2.20
Third Quarter 2013	2.29	1.62
Second Quarter 2013	1.91	1.58
First Quarter 2013	4.75	1.68
Fourth Quarter 2012	3.35	2.47
Third Quarter 2012	3.00	2.23
Second Quarter 2012	2.85	2.30
First Quarter 2012	5.55	2.75
Fourth Quarter 2011	4.21	3.01
Third Quarter 2011(from July 25, 2011)	5.59	2.75
Most Recent Six Months:
May 2014 (through May 28, 2014)	2.13	1.96
April 2014	2.28	2.00
March 2014	2.91	2.21
February 2014	3.01	2.76
January 2014	3.07	2.78
December 2013	2.96	2.53
November 2013	2.82	2.38

On May 28, 2014, the last reported sales price of our ADSs on the Nasdaq was $2.08 per ADS.  As of May 28, 2014 there was one shareholder of record of our ADSs.  The number of record holders is not representative of the number of beneficial holders of our ADSs.

CAPITALIZATION

The following table sets forth our consolidated capitalization as determined in accordance with IFRS as of March 31, 2014.

	As of March 31, 2014
	(NIS in thousands)	(U.S.$ in thousands)(1)

Long-term liabilities:
Retirement benefit obligations	152	44
Derivative liability on account of warrants	12,304	3,528
Total long-term liabilities	12,456	3,572
Shareholders’ equity:
Ordinary shares	3,396	974
Share premium	587,451	168,468
Capital reserve	35,191	10,092
Accumulated deficit	(513,176)	(147,168)
Total shareholders’ equity	112,862	32,366
Total capitalization (debt and equity)	125,318	35,938

(1)           Calculated using the exchange rate reported by the Bank of Israel for March 31, 2014 at the rate of one U.S. dollar per NIS 3.487.

THE LINCOLN PARK TRANSACTION

General

On May 28, 2014, we entered into the Purchase Agreement and the Registration Rights Agreement with Lincoln Park. Pursuant to the terms of the Purchase Agreement, Lincoln Park has agreed to purchase from us up to $20 million of our ADSs (subject to certain limitations) from time to time over a 36-month period. Pursuant to the terms of the Registration Rights Agreement, we have filed with the SEC the registration statement that includes this prospectus to register for resale under the Securities Act the ADSs that have been or may be issued to Lincoln Park under the Purchase Agreement.

We do not have the right to commence any sales to Lincoln Park under the Purchase Agreement until the SEC has declared effective the registration statement of which this prospectus forms a part. Thereafter and upon satisfaction of the other conditions set forth in the Purchase Agreement, we may, from time to time and at our sole discretion but no more frequently than every other business day, direct Lincoln Park to purchase up to $200,000 of our ADSs on any such business day at a purchase price per share based on the market price of our ADSs immediately preceding the time of sale as computed under the Purchase Agreement without any fixed discount. Lincoln Park does not have the right to require us to sell any ADSs to them under the Purchase Agreement. We have no obligation to sell any ADSs under the Purchase Agreement so the actual proceeds that we receive from sales to Lincoln Park could be substantially less than the maximum $20 million.

Purchase of ADSs Under the Purchase Agreement

Under the Purchase Agreement, on any business day selected by us and as often as every other business day, subject to the terms of the Purchase Agreement, we may direct Lincoln Park to purchase up to $200,000 of ADSs (which amount may be increased based on the trading price of our ADSs on the applicable purchase date) on any such business day (“Regular Purchases”). The purchase price per share for each such Regular Purchase will be equal to the lower of:

•	the lowest sale price for our ADSs on the purchase date of such shares; or

•	the arithmetic average of the three lowest closing sale prices for our ADSs during the 10 consecutive business days ending on the business day immediately preceding the purchase date of such shares.

In addition to Regular Purchases described above, we may also direct Lincoln Park, on any business day on which we have properly directed Lincoln Park to make a Regular Purchase, to purchase an additional amount of our ADSs ( an “Accelerated Purchase”), not to exceed the lesser of:

•	25% of the aggregate shares of our ADSs traded during normal trading hours on the purchase date; and

•	three times the number of ADSs purchased pursuant to the corresponding Regular Purchase.

The purchase price per share for each such Accelerated Purchase will be equal to 95% of the volume weighted average price during:

•	the entire trading day on the applicable purchase date of such ADSs, or

•
the portion of the trading day of the purchase date of such ADSs (calculated starting at the beginning of normal trading hours) until such time at which the volume of shares traded on the Nasdaq has exceeded (i) the amount of ADSs properly directed by us on the purchase notice, divided by (ii) a percentage specified by us up to 25% of the aggregate ADSs traded on the Nasdaq during normal trading hours on the purchase date of such ADSs.

In the case of both Regular Purchases and Accelerated Purchases, the purchase price per ADS will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction occurring during the business days used to compute the purchase price.

Other than as set forth above, there are no trading volume requirements or restrictions under the Purchase Agreement, and we will control the timing and amount of any sales of our ADSs to Lincoln Park.

Commitment ADSs

We have agreed to issue ADSs as a commitment fee to Lincoln Park in consideration for its entering into the Purchase Agreement with us, as follows:

•	150,000 ADSs that we issued to Lincoln Park as initial commitment ADSs upon entering into the Purchase Agreement; and

•	additional commitment ADSs issuable to Lincoln Park equal to 2.5% of the amount of ADSs issued on each applicable purchase date.

The additional commitment ADSs to be issued in connection with each purchase by Lincoln Park under the Purchase Agreement will be equal to 2.5% of the amount of ADSs issued on the applicable purchase date..  For example, in connection with the a proposed sale of $200,000 worth of ADSs to Lincoln Park, we would issue $5,000 worth of ADSs as the pro rata additional commitment fee - calculated as the product of $200,000 (the amount we sold) and 2.5%.

Effect of Performance of the Purchase Agreement on Our Shareholders

All ADSs that are covered by this prospectus are expected to be freely tradable. It is anticipated that ADSs registered in this offering will be sold over a period of up to 36 months from the date that sales are eligible to commence under the Purchase Agreement. The sale by Lincoln Park of a significant amount of ADSs registered in this offering at any given time could cause the market price of our ADSs or Ordinary Shares to decline and to be highly volatile. Lincoln Park may ultimately acquire all, some or none of the ADSs not yet issued but registered in this offering. After it has acquired such ADSs, it may sell all, some or none of such ADSs. Therefore, sales to Lincoln Park by us under the Purchase Agreement may result in substantial dilution to the interests of our other securityholders. However, we have the right to control the timing and amount of any sales of our ADSs to Lincoln Park and the Purchase Agreement may be terminated by us at any time at our discretion without any cost to us.

Although the Purchase Agreement provides that we may sell up to $20 million of our ADSs to Lincoln Park, we are registering 10,250,000 ADSs (not including the 150,000 ADSs issued as initial commitment ADSs) issuable under the Purchase Agreement. The actual numbers of ADSs to be purchased by Lincoln Park and issuable as additional commitment ADSs under the Purchase Agreement are variable, depending on the market prices of our ADSs at the time of each sale. Accordingly, we cannot predict the actual total number of ADSs to be issued to Lincoln Park. If we sell the maximum registered amount of ADSs to Lincoln Park for aggregate proceeds of less than $20 million, and wish to make additional sales pursuant to the Purchase Agreement, which we have the right but not the obligation to do, we would first be required to register under the Securities Act any additional ADSs we may elect to sell to Lincoln Park before we can sell such additional ADSs, which could cause additional substantial dilution to our shareholders. The number of ADSs ultimately offered for resale by Lincoln Park will be dependent upon the number of ADSs we sell to Lincoln Park under the Purchase Agreement.

The number of ADSs ultimately offered for sale by Lincoln Park under this prospectus is dependent upon the number of ADSs purchased by Lincoln Park under the Purchase Agreement. The following table shows the amount of gross proceeds we would receive from Lincoln Park from the sale of ADSs pursuant to the Purchase Agreement, based on varying assumed average purchase prices:

Number of ADSs Issued if Full Purchase(1) (2)
Assumed Average Purchase Price	Number of ADSs Sold	Pro Rata Commitment ADSs Issued(2)	Total Number of ADSs(2)	Percentage of Outstanding Shares After Giving Effect to the Issuance to Lincoln Park(3)	Proceeds from the Sale of Shares to Lincoln Park Under the Purchase Agreement(2)
$1.00	10,000,000	250,000	10,250,000	23.1%	$10,000,000
$2.00	10,000,000	250,000	10,250,000	23.1%	$20,000,000
$4.00	5,000,000	125,000	5,125,000	13.1%	$20,000,000
$7.00	2,857,143	71,429	2,928,571	7.9%	$20,000,000
$10.00	2,000,000	50,000	2,050,000	5.7%	$20,000,000

(1)
Although the Purchase Agreement provides that we may sell up to $20 million worth of our ADSs to Lincoln Park, we are only registering 10,400,000 ADSs to be purchased thereunder, which may not cover all such ADSs purchased by them under the Purchase Agreement, depending on the purchase price per ADS. If we elect to issue and sell more than the 10,400,000 ADSs offered under this prospectus to Lincoln Park, which we have the right, but not the obligation, to do, we must first register for resale under the Securities Act any such additional ADSs.

(2)
For purposes of this table, the number of ADSs to be issued includes the additional pro rata commitment ADSs issuable to Lincoln Park, but we have not included the 150,000 initial commitment ADSs that were previously issued to Lincoln Park upon signing the Purchase Agreement. We will not receive any proceeds from the issuance of the initial commitment ADSs or the additional pro rata commitment ADSs.

(3)
The denominator is based on 341,136,479 Ordinary Shares outstanding as of May 28, 2014 (which includes the 150,000 initial commitment ADSs previously issued to Lincoln Park under the Purchase Agreement), plus the number of additional commitment ADSs issuable to Lincoln Park at the assumed purchase price, as set forth in the adjacent column. The numerator is the number of shares issuable to Lincoln Park at the assumed purchase price, as set forth in the adjacent column.

As of May 28, 2014, there were 339,636,479 of our Ordinary Shares issued and outstanding, not including the 150,000 initial commitment ADSs issuable to Lincoln Park upon signing the Purchase Agreement.  If all of the 10,400,000 ADSs offered by Lincoln Park under this prospectus were issued and outstanding as of the date hereof, such shares would represent approximately 23.4% of the total Ordinary Shares outstanding, as adjusted, as of the date hereof.

There are substantial risks to our shareholders as a result of the sale and issuance of ADSs to Lincoln Park under the Purchase Agreement. These risks include substantial dilution, significant declines in the price of our ADSs and our inability to draw sufficient funds when needed. See “Risk Factors” above on page 11. Issuances of our ADSs to Lincoln Park under the Purchase Agreement will not affect the rights or privileges of our existing shareholders, except that the economic and voting interests of our existing shareholders will be diluted as a result of any such issuance. Although the number of ADSs or Ordinary Shares that our existing shareholders own will not decrease, the ADSs or Ordinary shares owned by our existing shareholders will represent a smaller percentage of our total outstanding shares after any such issuance to Lincoln Park.

Representations and Warranties; Indemnification

The Purchase Agreement includes customary representations and warranties by us to Lincoln Park. In addition, we have agreed to customary indemnification of Lincoln Park in connection with the Purchase Agreement.

Events of Default

Pursuant to the Purchase Agreement, we cannot sell any ADSs to Lincoln Park if an “event of default” has occurred. Lincoln Park does not have the right to terminate the Purchase Agreement upon any of the events of default set forth below. The following events constitute “events of default” under the Purchase Agreement, all of which are outside the control of Lincoln Park:

•
if we breach any of our representations, warranties or covenants contained in the Purchase Agreement or Registration Rights Agreement, and such breach could have a material adverse effect on us (subject to a cure period of five business days);

•
if the effectiveness of the registration statement of which this prospectus is a part of lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to Lincoln Park for sale of our ADSs offered hereby and such lapse or unavailability continues for a period of 20 consecutive business days or for more than an aggregate of 30 business days in any 365-day period;

•
if our ADSs are suspended from trading on Nasdaq or if our Ordinary Shares  are suspended from trading on the TASE for a period of three consecutive business days, or if our ADSs are delisted from the Nasdaq or our Ordinary Shares are delisted from the TASE;

•	if the transfer agent fails to issue to Lincoln Park the ADSs within five business days after the date of purchase of the ADSs by Lincoln Park under the Purchase Agreement; or

•
if any insolvency or bankruptcy proceedings are instituted by or against us, which are not dismissed within 30 days except with respect to proceedings under s.350 of the Israeli Companies Law 1999 relating only to technical arrangements with our security holders not related to matters of insolvency and which do not derogate from the rights or remedies of Lincoln Park.

Termination of Purchase Agreement; No Assignment

We have the unconditional right at any time for any reason to give notice to Lincoln Park terminating the Purchase Agreement without any cost to us.

In addition, the Purchase Agreement will terminate as follows:

•
if any insolvency or bankruptcy proceedings are instituted by or against us, which are not dismissed within 30 days except with respect to proceedings under s.350 of the Israeli Companies Law 1999 relating only to technical arrangements with our security holders not related to matters of insolvency and which do not derogate from the rights or remedies of Lincoln Park.

•
if the conditions precedent to our right to commence sales and Lincoln Park’s obligation to purchase ADSs have not been satisfied by September 30, 2014, then the non-breaching party shall have the option to terminate the Purchase Agreement;

•	upon our selling the full $20 million worth of ADSs to Lincoln Park; and

•	on the 36-month anniversary of the date that sales are eligible to commence under the Purchase Agreement.

Lincoln Park may not assign or transfer its rights and obligations under the Purchase Agreement.

No Short-Selling or Hedging by Lincoln Park

Lincoln Park has agreed that any time prior to the termination of the Purchase Agreement neither it nor any of its affiliates shall engage in or enter into, directly or indirectly, any short-sale of our Ordinary Shares or ADSs or any hedging transaction that establishes a net short position in our Ordinary Shares or ADSs.

No Variable Rate Transactions

We have agreed with Lincoln Park that we will not enter into any “variable rate” transactions with any third party from the date of the Purchase Agreement until the expiration of the 36-month period following the commencement of sales under the Purchase Agreement. A “variable rate” transaction means any of the following transactions by us:

•	if we sell any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional ADSs, either

o	at a price that is based upon or varies with the trading prices of our ADSs at any time after the initial issuance of such debt or equity securities, or

o
with a price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the ADSs (excluding customary anti-dilution provisions); or

•	if we enter into any agreement, including, but not limited to, an equity line of credit or at-the-market offering, whereby we may sell securities at a future determined price.

The prohibition on “variable rate” transactions does not apply to, and we are not restricted from entering into, the following transactions (“exempt issuances”):

•	if we issue shares of ADSs or Ordinary Shares or options to employees, officers, directors or vendors of the Company pursuant to any stock or option plan duly adopted by the board of directors;

•	if we issue securities upon the exercise or conversion of any securities that are outstanding on the date of the Purchase Agreement or are subsequently amended; or

•
if we issue securities pursuant to acquisitions or strategic transactions approved by the board of directors, provided that any such issuance is to an operating company or an asset in a business synergistic with our business, and shall not include a transaction primarily for the purpose of raising capital or to an entity whose primary business is investing in securities.

Oberon Engagement Letter

Pursuant to an engagement letter dated May 23, 2014, we engaged Oberon to act as our exclusive financial advisor with respect to a transaction represented by the Purchase Agreement. As compensation for the services rendered to us by Oberon, we agreed to pay a $50,000 initial cash fee upon the signing of the Purchase Agreement and, upon the date of every sale of our ADSs or Ordinary Shares, an ongoing cash fee equal to 2.0% of the dollar amount of our ADSs or Ordinary Shares sold, up to an aggregate ongoing cash fee of $200,000. We have no other obligations to Oberon with respect to this or any other potential future agreement.

There is no relationship or agreement of any kind between Oberon and Lincoln Park.

SELLING SHAREHOLDER

This prospectus relates to the possible resale by the selling shareholder, Lincoln Park, of ADSs that have been or may be issued to Lincoln Park pursuant to the Purchase Agreement. We are filing the registration statement of which this prospectus forms a part pursuant to the provisions of the Registration Rights Agreement, which we entered into with Lincoln Park on May 28, 2014 concurrently with our execution of the Purchase Agreement, in which we agreed to provide certain registration rights with respect to sales by Lincoln Park of the shares of our ADSs that have been or may be issued to Lincoln Park under the Purchase Agreement.

Lincoln Park, as the selling shareholder, may, from time to time, offer and sell pursuant to this prospectus any or all of the ADSs that we have issued or may issue to Lincoln Park under the Purchase Agreement. The selling shareholder may sell some, all or none of its ADSs. We do not know how long the selling shareholder will hold the ADSs before selling them, and we currently have no agreements, arrangements or understandings with the selling shareholder regarding the sale of any of the ADSs.

The following table presents information regarding the selling shareholder and the number of Ordinary Shares underlying ADSs that it may offer and sell from time to time under this prospectus. The table is prepared based on information supplied to us by the selling shareholder, and reflects its holdings as of May 28, 2014. Neither Lincoln Park nor any of its affiliates has held a position or office, or had any other material relationship, with us or any of our predecessors or affiliates. Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act. The percentage of Ordinary Shares underlying ADSs beneficially owned prior to the offering is based on 339,636,479 Ordinary Shares actually outstanding as of May 28, 2014 (excluding the 150,000 initial commitment ADSs issuable to Lincoln Park under the Purchase Agreement).

Selling Shareholder	Shares Beneficially Owned Before this Offering(2)	Percentage of Outstanding Ordinary Shares Beneficially Owned Before this Offering(3)	Ordinary Shares to be Sold in this Offering Assuming The Company issues the Maximum Number of Shares Under the Purchase Agreement(4)	Percentage of Outstanding Ordinary Shares Beneficially Owned After this Offering
Lincoln Park Capital Fund, LLC(1)	5,374,040	1.6%	104,000,000	1.2%

(1) Josh Scheinfeld and Jonathan Cope, the Managing Members of Lincoln Park Capital, LLC, are deemed to be beneficial owners of all of the ADSs owned by Lincoln Park Capital Fund, LLC. Messrs. Cope and Scheinfeld have shared voting and investment power over the ADSs being offered under the prospectus filed with the SEC in connection with the transactions contemplated under the Purchase Agreement. Lincoln Park Capital, LLC is not a licensed broker dealer or an affiliate of a licensed broker dealer.

(2) Includes 449,991 ADSs previously purchased from the Company together with warrants to purchase 87,413 ADSs previously purchased by Lincoln Park in the private placement that closed on February 22, 2012.  Number of Ordinary Shares includes Ordinary Shares, Ordinary Shares underlying ADSs, as well as Ordinary Shares underlying ADSs to be purchased by the exercise of the warrants.

(3) Based on 339,636,479 outstanding Ordinary Shares as of May 28, 2014, which includes 449,991 ADSs previously purchased and warrants to purchase 87,413 ADSs previously purchased by Lincoln Park in the private placement that closed on February 22, 2012.  Although we may at our discretion elect to issue to Lincoln Park up to an aggregate amount of $20,000,000 in additional ADSs under the Purchase Agreement, other than the ADSs described in the immediately preceding sentence, such ADSs are not included in determining the percentage of Ordinary Shares represented by ADSs that are beneficially owned before this offering.

(4) Includes 10,400,000 ADSs that may be issued to Lincoln Park pursuant to the Purchase Agreement.

TAXATION

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our Ordinary Shares or ADSs, both referred to below as the Shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, including Israeli, or other taxing jurisdiction.

Israeli Tax Considerations

The following is a summary of the material Israeli tax laws applicable to us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our Shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. Because certain parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. This summary is based on laws and regulations in effect as of the date of this prospectus supplement and does not take into account possible future amendments which may be under consideration.

General Corporate Tax Structure in Israel

 Israeli companies are generally subject to corporate tax at the rate of 26.5% of their taxable income beginning in 2014 and thereafter. Capital gains derived by an Israeli company are now generally subject to tax at the same rate as the corporate tax rate.

In May 2012, the Israeli Tax Authority, or ITA, approved our eligibility for tax benefits as a “Benefited Enterprise” under the Law for the Encouragement of Capital Investments, 5719-1959, as amended, or Investments Law, with respect to a portion of the consideration deriving from certain of our development programs, or Eligible Projects. Subject to compliance with the applicable requirements, the portion of our undistributed income derived from our Benefited Enterprise programs will be entitled to a tax exemption for a period of ten years commencing in the first year in which we generate taxable income after setting off our losses for Israeli tax purposes from prior years in the amount of approximately $100 million. The ten-year period may not extend beyond 14 years from the beginning of the Benefited Enterprise’s election year. We received Benefited Enterprise status with respect to the Eligible Projects beginning most recently in the 2012 tax year, so depending on when the Benefited Enterprise programs begin to generate taxable income, the benefit period could continue through 2025. However, any distribution of income derived from our Benefited Enterprise programs will result in such income being subject to a rate of corporate tax no greater than 25%.

Beginning with tax year 2014, we have the option to transition to a “Preferred Enterprise” regime under the Investments Law, according to which all of our income which is eligible for benefits under the regime would be subject to flat corporate tax rates of 9% in 2014 and thereafter, whether or not distributed. If we were to move our operations to a different part of the country, these rates may be increased. A transition to a Preferred Enterprise regime may not be reversed. We will not be exercising this transition option during the tax year 2014.

In addition, the ITA approved certain of our operations as an “Industrial Enterprise” under the Investments Law, meaning that we are eligible for accelerated depreciation with respect to certain tangible assets belonging to our Benefited Enterprise.

Should we not meet the requirements for maintaining these benefits, they may be reduced or cancelled and, among other things, our income deriving from the Eligible Projects (assuming we are profitable after offsetting losses) would be subject to Israeli corporate tax at the standard rate, which is set at 26.5% for 2014 and onwards. If these tax benefits are reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations.

Taxation of Israeli Individual Shareholders on Receipt of Dividends. Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our Ordinary Shares (other than bonus shares or share dividends) at a rate of 25%, or 30% if the recipient of such dividend is a substantial shareholder (as defined below) at the time of distribution or at any time during the preceding 12-month period.

Taxation of Israeli Resident Corporations on Receipt of Dividends. Israeli resident corporations are generally exempt from Israeli corporate tax for dividends paid on our Ordinary Shares.

However, in the case of both Israeli individual shareholders and Israeli resident corporations, under the Investments Law, dividends distributed from taxable income accrued during the period of benefit of a Benefited Enterprise and which are attributable to a Benefited Enterprise are subject to tax at the rate of 15%, if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after that period. A weighted average rate may be set if the dividend is distributed from mixed types of income (regular and Benefited Enterprise income). This 15% tax rate similarly applies to dividends sourced from profits attributable to a Preferred Enterprise which are paid to Israeli resident individual shareholders, while such dividends paid to Israeli resident corporations are generally tax-exempt.

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our Shares at the rate of 25% (or 30% if such person is a “substantial shareholder” at the time receiving the dividend or on any date in the 12 months preceding such date), which tax will be withheld at the source, unless a lower rate is provided in a tax treaty between Israel and the shareholder’s country of residence. If the income out of which the dividend is being paid is sourced from profits attributable to a Benefited Enterprise under the Investments Law, the rate is generally not more than 15%.

Under the US-Israel Tax Treaty, Israeli withholding tax on dividends paid to a US resident for treaty purposes may not, in general, exceed 25%, or 15% in the case of dividends paid out of the profits of a Benefited Enterprise, subject to certain conditions. Where the recipient is a US corporation owning 10% or more of the voting stock of the paying corporation during the part of the paying corporation’s taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year(if any) and the dividend is not paid from the profits of a Benefited Enterprise, the Israeli tax withheld may not exceed 12.5%, subject to certain conditions.

A “substantial shareholder” is generally a person who alone, or together with his relative or another person who collaborates with him on a regular basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or instruct someone who holds any of the aforesaid rights regarding the manner in which he or she is to exercise such right(s), and all regardless of the source of such right.

A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. Shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our Shares, provided that such shareholders did not acquire their Shares prior to our initial public offering on the TASE and such gains were not derived from a permanent establishment or business activity of such shareholders in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemptions if one or more Israeli residents (a) have a controlling interest of 25% or more in such non-Israeli corporation or (b) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, under the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our Shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding the Shares as a capital asset is exempt from Israeli capital gains tax unless (1) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition; (2) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel; (3) a shareholder who is an individual is present in Israel for a period or periods aggregating 183 days or more during a taxable year. In either case, the sale, exchange or disposition of Shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, the U.S. resident would be permitted to claim a credit for the tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

U.S. Federal Income Tax Considerations

The following is a general summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our Shares by U.S. Investors (as defined below) that hold such Shares as capital assets. This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, the regulations of the U.S. Department of the Treasury issued pursuant to the Code, or the Treasury Regulations, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This summary is for general information only and does not address all of the tax considerations that may be relevant to specific U.S. Investors in light of their particular circumstances or to U.S. Investors subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, partnerships, dealers in securities, brokers, real estate investment trusts, certain former citizens or residents of the United States, persons who acquire Shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own (or are deemed to own, indirectly or by attribution) 10% or more of our shares or persons that generally mark their securities to market for U.S. federal income tax purposes). This summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

 As used in this summary, the term “U.S. Investor” means a beneficial owner of Shares that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or an electing trust that was in existence on August 19, 1996 and was treated as a domestic trust on that date, whose status as a U.S. Investor is not overwritten by an applicable tax treaty.

If an entity treated as a partnership for U.S. federal income tax purposes holds Shares, the tax treatment of such partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A holder that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners of the purchase, ownership and disposition of Shares.

Prospective investors should be aware that this summary does not address the tax consequences to investors who are not U.S. Investors. Prospective investors should consult their own tax advisors as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of Shares or warrants, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of U.S. Investors

The discussions under “— Distributions,” and under “— Sale, Exchange or Other Disposition of Ordinary Shares” below assumes that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. However, we have not determined whether we will be a PFIC in 2013, and it is possible that we will be a PFIC in 2013 or in any subsequent year. For a discussion of the rules that would apply if we are treated as a PFIC, see the discussion under “— Passive Foreign Investment Company.”

Distributions. We have no current plans to pay dividends. To the extent we pay any dividends, a U.S. Investor will be required to include in gross income as a taxable dividend the amount of any distributions made on the Shares, including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Investor’s tax basis in its Shares and to the extent they exceed that tax basis, will be treated as gain from the sale or exchange of those Shares. If we were to pay dividends, we expect to pay such dividends in NIS; however, dividends paid to holders of our ADSs will be paid in U.S. Dollars. A dividend paid in NIS, including the amount of any Israeli taxes withheld, will be includible in a U.S. Investor’s income as a U.S. dollar amount calculated by reference to the exchange rate in effect on the date such dividend is received, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted to U.S. dollars on the date of receipt, a U.S. Investor generally will not recognize a foreign currency gain or loss. However, if the U.S. Investor converts the NIS into U.S. dollars on a later date, the U.S. Investor must include, in computing its income, any gain or loss resulting from any exchange rate fluctuations. The gain or loss will be equal to the difference between (i) the U.S. dollar value of the amount included in income when the dividend was received and (ii) the amount received on the conversion of the NIS into U.S. dollars. Such gain or loss will generally be ordinary income or loss and United States source for U.S. foreign tax credit purposes. U.S. Investors should consult their own tax advisors regarding the tax consequences to them if we pay dividends in NIS or any other non-U.S. currency.

Subject to certain significant conditions and limitations, including potential limitations under the United States-Israel income tax treaty, any Israeli taxes paid on or withheld from distributions from us and not refundable to a U.S. Investor may be credited against the investor’s U.S. federal income tax liability or, alternatively, may be deducted from the investor’s taxable income. This election is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. Investor or withheld from amounts paid to a U.S. Investor that year. Dividends paid on the Shares generally will constitute income from sources outside the United States and be categorized as “passive category income” or, in the case of some U.S. Investors, as “general category income” for U.S. foreign tax credit purposes.

Since the rules governing foreign tax credits are complex, U.S. Investors should consult their own tax advisor regarding the availability of foreign tax credits in their particular circumstances.

Dividends paid on the Shares will not be eligible for the “dividends-received” deduction generally allowed to corporate U.S. Investors with respect to dividends received from U.S. corporations.

Distributions treated as dividends that are received by an individual U.S. Investor from “qualified foreign corporations” generally qualify for a reduced maximum tax rate so long as certain holding period and other requirements are met. Dividends paid by us in a taxable year in which we are not a PFIC are expected to be eligible for the reduced maximum tax rate. However, any dividend paid by us in a taxable year in which we are a PFIC will be subject to tax at regular ordinary income rates. As mentioned above, we have not determined whether we are currently a PFIC or not.

Sale, Exchange or Other Disposition of Ordinary Shares. Subject to the discussion under “— Passive Foreign Investment Company” below, a U.S. Investor generally will recognize capital gain or loss upon the sale, exchange or other disposition of Shares in an amount equal to the difference between the amount realized on the sale, exchange or other disposition and the U.S. Investor’s adjusted tax basis in such Shares. This capital gain or loss will be long-term capital gain or loss if the U.S. Investor’s holding period in the Shares exceeds one year. Preferential tax rates for long-term capital gain will apply to individual U.S. Investors. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for U.S. foreign tax credit purposes.

U.S. Investors should consult their own tax advisors regarding the U.S. federal income tax consequences of receiving currency other than U.S. dollars upon the disposition of Shares.

Medicare Tax. In addition, certain U.S. persons, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Investors are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from their ownership and disposition of Shares.

Passive Foreign Investment Company

In general, a corporation organized outside the United States will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) on average at least 50% of its assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in the public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Under the tests described above, whether or not we are a PFIC will be determined annually based upon the composition of our income and the composition and valuation of our assets, all of which are subject to change.

We believe that we were a PFIC for U.S. federal income tax purposes for years prior to 2009 and in 2011 and 2012. We were not a PFIC in 2009 and 2010, and we have not determined whether we will be a PFIC in 2013. Because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC in 2013 or in any subsequent year. Upon request, we will annually inform U.S. Investors if we and any of our subsidiaries were a PFIC with respect to the preceding year.

U.S. Investors should be aware of certain tax consequences of investing directly or indirectly in us if we are a PFIC. A U.S. Investor is subject to different rules depending on whether the U.S. Investor makes an election to treat us as a “qualified electing fund,” known as a QEF election, for the first taxable year that the U.S. Investor holds Shares, which is referred to in this disclosure as a “timely QEF election,” makes a “mark-to-market” election with respect to the Shares (if such election is available) or makes neither election.

QEF Election. A U.S. Investor who makes a timely QEF election, referred to in this disclosure as an “Electing U.S. Investor,” with respect to us must report for U.S. federal income tax purposes his pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing U.S. Investor. The “net capital gain” of a PFIC is the excess, if any, of the PFIC’s net long-term capital gains over its net short-term capital losses. The amount so included in income generally will be treated as ordinary income to the extent of such Electing U.S. Investor’s allocable share of the PFIC’s ordinary earnings and as long-term capital gain to the extent of such Electing U.S. Investor’s allocable share of the PFIC’s net capital gains. Such Electing U.S. Investor generally will be required to translate such income into U.S. dollars based on the average exchange rate for the PFIC’s taxable year with respect to the PFIC’s functional currency. Such income generally will be treated as income from sources outside the United States for U.S. foreign tax credit purposes. Amounts previously included in income by such Electing U.S. Investor under the QEF rules generally will not be subject to tax when they are distributed to such Electing U.S. Investor. The Electing U.S. Investor’s tax basis in Shares generally will increase by any amounts so included under the QEF rules and decrease by any amounts not included in income when distributed.

An Electing U.S. Investor will be subject to U.S. federal income tax on such amounts for each taxable year in which we are a PFIC, regardless of whether such amounts are actually distributed to such Electing U.S. Investor. However, an Electing U.S. Investor may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If an Electing U.S. Investor is an individual, any such interest will be treated as non-deductible “personal interest.”

Any net operating losses or net capital losses of a PFIC will not pass through to the Electing U.S. Investor and will not offset any ordinary earnings or net capital gain of a PFIC recognized by Electing U.S. Investors in subsequent years (although such losses would ultimately reduce the gain, or increase the loss, recognized by the Electing U.S. Investor on its disposition of the Shares).

So long as an Electing U.S. Investor’s QEF election with respect to us is in effect with respect to the entire holding period for Shares, any gain or loss recognized by such Electing U.S. Investor on the sale, exchange or other disposition of such Shares generally will be long-term capital gain or loss if such Electing U.S. Investor has held such Shares for more than one year at the time of such sale, exchange or other disposition. Preferential tax rates for long-term capital gain will apply to individual U.S. Investors. The deductibility of capital losses is subject to limitations.

A U.S. Investor makes a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto.  A QEF election generally may not be revoked without the consent of the IRS.  Upon request, we will annually furnish U.S. Investors with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. Investor) and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. A QEF election will not apply to any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Each U.S. Investor is encouraged to consult its own tax advisor with respect to tax consequences of a QEF election with respect to us.

Mark-to-Market Election. Alternatively, if our Shares are treated as “marketable stock,” a U.S. Investor would be allowed to make a “mark-to-market” election with respect to our Shares, provided the U.S. Investor completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Investor generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the Shares at the end of the taxable year over such holder’s adjusted tax basis in the Shares. The U.S. Investor would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Investor’s adjusted tax basis in the Shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Investor’s tax basis in the Shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the Shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the Shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Investor, and any loss in excess of such amount will be treated as capital loss. Amounts treated as ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains.

Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable Treasury regulations. A class of stock is regularly traded on an exchange during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Our ADSs will be marketable stock as long as they remain listed on the Nasdaq and are regularly traded. A mark-to-market election will not apply to our ADSs held by a U.S. Investor for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC unless our ADSs cease to be marketable.  A mark-to-market election generally may not be revoked without the consent of the IRS. Such election will not apply to any PFIC subsidiary that we own. Each U.S. Investor is encouraged to consult its own tax advisor with respect to the availability and tax consequences of a mark-to-market election with respect to our ADSs.

Default PFIC Rules. A U.S. Investor who does not make a timely QEF election or a mark-to-market election, referred to in this disclosure as a “Non-Electing U.S. Investor,” will be subject to special rules with respect to (a) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing U.S. Investor on the Shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing U.S. Investor in the three preceding taxable years, or, if shorter, the Non-Electing U.S. Investor’s holding period for his Shares), and (b) any gain realized on the sale or other disposition of such Shares. Under these rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing U.S. Investor’s holding period for the Shares;

•	the amount allocated to the current taxable year and any year prior to us becoming a PFIC would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If a Non-Electing U.S. Investor who is an individual dies while owning our Shares, the Non-Electing U.S. Investor’s successor would be ineligible to receive a step-up in tax basis of the Shares. Non-Electing U.S. Investors are encouraged to consult their tax advisors regarding the application of the PFIC rules to their specific situation.

A Non-Electing U.S. Investor who wishes to make a QEF election for a subsequent year may be able to make a special “purging election” pursuant to Section 1291(d) of the Code. Pursuant to this election, a Non-Electing U.S. Investor would be treated as selling his or her stock for fair market value on the first day of the taxable year for which the QEF election is made. Any gain on such deemed sale would be subject to tax under the rules for Non-Electing U.S. Investors as discussed above. Non-Electing U.S. Investors are encouraged to consult their tax advisors regarding the availability of a “purging election” as well as other available elections.

To the extent a distribution on our Shares does not constitute an excess distribution to a Non-Electing U.S. Investor, such Non-Electing U.S. Investor generally will be required to include the amount of such distribution in gross income as a dividend to the extent of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) that are not allocated to excess distributions. The tax consequences of such distributions are discussed above under “— Taxation of U.S. Investors — Distributions.” Each U.S. Investor is encouraged to consult its own tax advisor with respect to the appropriate U.S. federal income tax treatment of any distribution on our Shares.

If we are treated as a PFIC for any taxable year during the holding period of a Non-Electing U.S. Investor, we will continue to be treated as a PFIC for all succeeding years during which the Non-Electing U.S. Investor is treated as a direct or indirect Non-Electing U.S. Investor even if we are not a PFIC for such years. A U.S. Investor is encouraged to consult its tax advisor with respect to any available elections that may be applicable in such a situation, including the “deemed sale” election of Code Section 1298(b)(1). In addition, U.S. Investors should consult their tax advisors regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of shares in a PFIC.

We may invest in the equity of foreign corporations that are PFICs or may own subsidiaries that own PFICs. U.S. Investors will be subject to the PFIC rules with respect to their indirect ownership interests in such PFICs, such that a disposition of the shares of the PFIC or receipt by us of a distribution from the PFIC generally will be treated as a deemed disposition of such shares or the deemed receipt of such distribution by the U.S. Investor, subject to taxation under the PFIC rules. There can be no assurance that a U.S. Investor will be able to make a QEF election or a mark-to-market election with respect to PFICs in which we invest. Each U.S. Investor is encouraged to consult its own tax advisor with respect to tax consequences of an investment by us in a corporation that is a PFIC.

The U.S. federal income tax rules relating to PFICs are complex. U.S. Investors are urged to consult their own tax advisors with respect to the purchase, ownership and disposition of Shares, any elections available with respect to such Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of Shares.

Certain Reporting Requirements

Certain U.S. Investors are required to file IRS Form 926, Return by U.S. Transferor of Property to a Foreign Corporation, and certain U.S. Investors may be required to file IRS Form 5471, Information Return of U.S. Persons With Respect to Certain Foreign Corporations, reporting transfers of cash or other property to us and information relating to the U.S. Investor and us. Substantial penalties may be imposed upon a U.S. Investor that fails to comply. Each U.S. Investor should consult its own tax advisor regarding these requirements.

 Furthermore, certain U.S. Investors owning “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, which may include the Shares, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. The IRS has issued guidance exempting “specified foreign financial assets” held in a financial account from reporting under this provision (although the financial account itself, if maintained by a foreign financial institution, may remain subject to this reporting requirement).  U.S. Investors are urged to consult their tax advisors regarding the application of these requirements to their ownership of the Shares.

Backup Withholding Tax and Information Reporting Requirements

Generally, information reporting requirements will apply to distributions on our Shares or proceeds on the disposition of our Shares paid within the United States (and, in certain cases, outside the United States) to U.S. Investors other than certain exempt recipients, such as corporations. Furthermore, backup withholding may apply to such amounts if the U.S. Investor fails to (i) provide a correct taxpayer identification number, (ii) report interest and dividends required to be shown on its U.S. federal income tax return, or (iii) make other appropriate certifications in the required manner. U.S. Investors who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding from a payment may be credited against a U.S. Investor’s U.S. federal income tax liability and such U.S. Investor may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

If we are a PFIC, all U.S. Holders may be required to file annual tax returns (including on Form 8621) containing such information as the U.S. Treasury requires.

U.S. Investors should consult their own tax advisors concerning the tax consequences relating to the purchase, ownership and disposition of the Shares.

PLAN OF DISTRIBUTION

The ADSs offered by this prospectus are being offered by the selling shareholder, Lincoln Park. The ADSs may be sold or distributed from time to time by the selling shareholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the ADSs offered by this prospectus could be effected in one or more of the following methods:

•	ordinary brokers’ transactions;

•	transactions involving cross or block trades;

•	through brokers, dealers, or underwriters who may act solely as agents;

•	“at the market” into an existing market for the ADSs;

•	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

•	in privately negotiated transactions; or

•	any combination of the forgoing.

In order to comply with the securities laws of certain states, if applicable, the ADSs may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the ADSs may not be sold unless they have been registered or qualified for sale in the state or an exemption from the state’s registration or qualification requirement is available and complied with.

       Lincoln Park is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

Lincoln Park has informed us that it intends to use an unaffiliated broker-dealer to effectuate all sales, if any, of the ADSs that it may purchase from us pursuant to the Purchase Agreement. Such sales will be made at prices and at terms then prevailing or at prices related to the then current market price. Each such unaffiliated broker-dealer will be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. Lincoln Park has informed us that each such broker-dealer will receive commissions from Lincoln Park that will not exceed customary brokerage commissions.

Brokers, dealers, underwriters or agents participating in the distribution of the ADSs as agents may receive compensation in the form of commissions, discounts, or concessions from the selling shareholder and/or purchasers of the ADSs for whom the broker-dealers may act as agent. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions. Neither we nor Lincoln Park can presently estimate the amount of compensation that any agent will receive.

        We know of no existing arrangements between Lincoln Park or any other shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of the ADSs offered by this prospectus. At the time a particular offer of ADSs is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters or dealers and any compensation from the selling shareholder, and any other required information.

        We will pay the expenses incident to the registration, offering, and sale of the ADSs to Lincoln Park. We have agreed to indemnify Lincoln Park and certain other persons against certain liabilities in connection with the offering of ADSs offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. Lincoln Park has agreed to indemnify us against liabilities under the Securities Act that may arise from certain written information furnished to us by Lincoln Park specifically for use in this prospectus or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities.

                Lincoln Park has represented to us that at no time prior to the Purchase Agreement has Lincoln Park or its agents, representatives or affiliates engaged in or effected, in any manner whatsoever, directly or indirectly, any short sale (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of our ADSs or Ordinary Shares underlying such ADSs or any hedging transaction, which establishes a net short position with respect to our ADSs. Lincoln Park agreed that during the term of the Purchase Agreement, it, its agents, representatives or affiliates will not enter into or effect, directly or indirectly, any of the foregoing transactions.

We have advised Lincoln Park that it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the selling shareholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the securities offered by this prospectus.

This offering will terminate on the date that all ADSs offered by this prospectus have been sold by Lincoln Park.

Our ADSs are quoted on the NASDAQ under the symbol “BLRX.”

EXPERTS

The consolidated financial statements incorporated in this prospectus supplement by reference to the Annual Report on Form 20-F for the year December 31, 2013 have been so incorporated in reliance on the report of Kesselman and Kesselman, Certified Public Accountant (Isr.), a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

Certain matters concerning this offering will be passed upon for us by Morrison & Foerster LLP, New York, New York. The validity of the Ordinary Shares being offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Yigal Arnon & Co., Jerusalem, Israel.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel.  Service of process upon us and upon our directors and officers and the Israeli experts named in this registration statement, substantially all of whom reside outside of the United States, may be difficult to obtain within the United States.  Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Yigal Arnon & Co., that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel.  Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim.  In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim.  If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process.  Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a United States judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that among other things:

•
the judgments are obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel;

•	the prevailing law of the foreign state in which the judgments were rendered allows for the enforcement of judgments of Israeli courts;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;

•	the judgments are not contrary to public policy of Israel, and the enforcement of the civil liabilities set forth in the judgment is not likely to impair the security or sovereignty of Israel;

•	the judgments were not obtained by fraud and do not conflict with any other valid judgments in the same matter between the same parties;

•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and

•	the judgment is enforceable according to the laws of Israel and according to the law of the foreign state in which the relief was granted.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel.  The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency.  Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time.  Judgment creditors must bear the risk of unfavorable exchange rates.

June 12, 2014